FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For APRIL 17, 2002

Companhia Vale do Rio Doce
(Exact name of Registrant as specified in its charter)

Valley of the Doce River Company
(Translation of Registrant's name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
<u>Not applicable</u>

Companhia Vale do Rio Doce

TABLE OF CONTENTS

This Form 6-K contains the following:



Companhia Vale do Rio Doce
Diretoria de Controle



Financial Statements of 2001

Financial Statements amended at the Comissão
de Valores Mobiliários - CVM (Brazilian
Securities Commission) on 04/16/02

Gerência Geral de Controladoria

1

Management Report

MESSAGE TO SHAREHOLDERS

2001 saw intense effort to lay the foundations for transforming Companhia Vale do Rio Doce into one of the most valuable mining companies in the world. Focus was on four key areas: business strategy, corporate governance, management model and organizational structure.

Strategic directives focused on consolidating investments and positioning CVRD as a global diversified mining company, with associated logistics and power generation businesses. CVRD's world class assets, capable of producing above market average returns, its considerable store of knowledge in the mining of iron ore, manganese, bauxite, gold, potash, kaolin and copper, over the next few years will allow the Company to exploit growth opportunities with high potential to create value for shareholders.

The experience acquired over sixty years in the shipment of iron ore, where efficient logistics are essential to a successful business, together with our extensive transportation network, combine to add powerful leverage for building value. The large investments had already been made in the transportation network, and from now on the focus is to maximize its use and develop the capacity to offer integrated logistics solutions. The potential demand for such services in Brazil is considerable. Our great challenge in this area is to evolve from being operators of a transportation service to becoming providers of dedicated logistics solutions.

2001 demonstrated the tight balance between electricity supply and demand in Brazil. At the same time, it served to underline the correctness of the strategic decision to invest in good hydroelectric power projects to protect the Company against volatility in electricity prices and supply. Companhia Vale do Rio Doce, Brazil's largest consumer of electricity, is striving to minimize its exposure to these risks in such a way as to avoid jeopardizing its ability to achieve its goals. To that end, we already have two power generation plants in operation, Igarapava and Porto Estrela, the latter inaugurated last September, and a further seven under construction.

In all areas of operation, the correct evaluation of opportunities, the continuous search for lower cost of capital, operational excellence and customer focus, are key factors for the successful execution of our strategic plan.

A new corporate governance model has been implemented. Its key characteristics include clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and implementation of policies and guidelines concerning the conduct of business. The Board is now focused on strategic issues, while the Executive Board has been given the autonomy needed to run the Company's businesses.

By the same token, a new management system is being introduced, focused on the creation of value. This should be fully operational by the end of this year. This model, which uses total return to shareholders as its key external measurement, has profound implications on the operation of the Company. Metrics of value at all organizational levels are being designed to ensure that all efforts will be directed to maximizing total shareholder return.

The implementation of this model will introduce a more rigorous analysis of investment projects, monitoring their performance and that of the business units; introduce greater transparency in the decision-making process, improve communication with capital markets and create incentives for value creation. This last aspect, which involves alignment of compensation policy with shareholder interests, has important consequences in the development of a performance-oriented corporate culture.

The organizational structure has been modified to improve focus on the various businesses and capture existing synergies. The Company is now organized under seven divisions, headed by highly skilled professionals.

The year 2001 confirmed the correctness of the Company's chosen path of sustainable and durable growth. The strategic focus, demonstrated by various acquisitions, divestments and new joint ventures, and the quality of the Company's assets and human resources, were key factors in producing the record earnings in 2001 of R$ 3.051 billion, the highest obtained by a private-sector Brazilian company in the year.

This was achieved without losing sight of the Company's social responsibility - one of its most cherished values. The commitment to the concept of sustainable development has led us to invest substantial funds in the rehabilitation and protection of the environment - some US$ 35 million in 2001. At the same time, Fundação Vale do Rio Doce has developed important initiatives in poor communities, located in areas where the Company operates. These are in the fields of education, culture and the promoting of citizenship values, with investment of approximately US$ 20 million during the year.

The successful global offering of common shares belonging to the Federal Government and the BNDES, probably the largest capital markets transaction of Latin America in 2002, involved funds of US$ 1.9 billion and is a strong show of confidence in the Company's future. We welcome our new shareholders - almost 800,000 - who have demonstrated their belief in CVRD's potential.

We thank our shareholders, clients and suppliers for their contribution to our success, and we give particular thanks to all the employees of the Company who, through their competence and dedication have made CVRD a company of which we can all be proud.

The future holds great challenges for us, which will only be met and overcome through hard work and perseverance on the part of all involved in pursuing the creation of value. This is clearly the way forward for CVRD.

Roger Agnelli

Chief Executive Officer

SOCIAL CORPORATE RESPONSIBILITY

ACTION IN THE COMMUNITIES - BUILDING CITIZENSHIP

The *Vale do Rio Doce Foundation – (FVRD)*, an instrument of social action of *CVRD – (Companhia Vale do Rio Doce)*, promotes the development of communities under the influence of the company operations, through actions in the fields of education, social development and culture. In 2001, CVRD invested R$ 20 million in social programs that brought benefits to thousands of citizens.

Education - A major tool in a globalized world and increasingly competitive, education is the main target of FVRD. Its initiatives for the improvement of education are far-reaching and innovative. The *Escola que Vale* program has been beneficial for more than 15 thousand students and teachers of 33 schools in the states of Pará, Maranhão, Minas Gerais and Espírito Santo. The *Educação nos Trilhos* project improves the lives of 600 thousand users of *Carajás* Railway (EFC) every year. In 2001, the second phase of the program, named *Teletrem,* was launched, a train where educational programs produced by *Futura* Channel are exhibited. FVRD also supports the *Alfabetização Solidária* program.

Social Development - FVRD promotes actions that contribute for the reduction of the social exclusion process, stimulating youth to attend school. In 2001, FVRD entered into a partnership with the Information Technology Democratization Commission - (CDI) and donated computers. *Vale Informática/CDI* will act, until December 2002, in 300 Schools of Information Technology and Citizenship, bringing benefits to approximately 51 thousand people in seven states.

Culture - In 2001, The *Vale do Rio Doce* Museum hosted many important national and international exhibits and received more than 60 thousand visitors. The *Vale Memória* program released its Database where testimonies, pictures and documents that tell the history of CVRD are stored. *Vale Memória* was granted the *Aberje* Award in the category of Corporate Heritage.

HUMAN RESOURCES - GENERATING OPPORTUNITIES

Citizenship respect and human being valorization are major issues for CVRD, a company that invests in the quality of life and formation of its employees. Its growth is a result of planned investments, mainly in high technology, research and development. By the end of 2000, CVRD had 11,442 employees. The acquisition of new companies made this figure increase to 13,629 in December 2001. Including the controlled companies, the CVRD Group employs 21,602 people.

Professional Development - CVRD growth is directly related to the professional development of its employees and the company offers opportunities for professional growth to all of them. In 2001, the budget destined to the Human Resources Development programs was of R$ 6.7 million. CVRD has capacity building programs for high school and college graduates, besides student internships. Training for higher education and managerial level employees is also provided, such as MBA and post-graduation, leadership building, foreign languages learning and in-company consultant formation.

Relationship with Employees - Besides modern practices of Human

Resources regarding remuneration, benefits, management and development, CVRD invests in the achievement of a harmonious organizational environment. CVRD practices the Organizational Environment Management, performing a research to monitor the company-employee relationship every two years.

CVRD ENVIRONMENTAL QUALITY - ENSURING THE FUTURE

CVRD Environmental Policy expresses the company's commitment with environmental quality. Legal conformity is the minimum threshold for the operational units, which still comply with CVRD technical rules and internal standards, with preventive and proactive approaches. In 2001, the expenditures on environment amounted to R$ 92,157,000.00.

CVRD is aware of the great influence that environmental issues have on the market, leading shareholders, investors and consumers to give preference to environmentally responsible companies, not only due to the ecological awareness growth, but also for the effects that a bad management of environmental issues may have on the financial and commercial performance. Since the 70's, CVRD has been investing in environmental quality and, even though expenditures on environmental activities were not specified in the accounting structures at that time, records show that US$ 236 million were applied until 1989.

Environmental Programs - In 1994, CVRD implemented its Environmental Audit Program, pioneer in Brazil, with a complete environmental diagnosis of its operations. As a result, it created the First CVRD Environmental Program 1994-2000, involving more than seventy projects, with an investment of approximately US$ 110 million. At the same time, CVRD accomplished an effective insertion of environmental aspects into others managerial issues, implementing its Environmental Quality Management System - SGQA, based on the specifications of Standard ISO 14001. The two first ISO 14001 Certificates obtained by CVRD were unprecedented, at a worldwide level, in its fields of activity: the Mineral Development Center, in the state of Minas Gerais and the *Carajás* Iron and Manganese Mines.

CVRD Environmental Quality Management System and the periodical corporate audits provide up-to-date and objective information on the operational units environmental performance, avoiding situations that affect its value and act preventively in the processes of acquisition of new assets, performing investigations to evaluate their environmental risks.

Environmental Quality of Operations - The initiatives for improvement of the environmental quality of the operational activities involve all CVRD areas. The most important actions performed until 12/31/2001, grouped into categories are: Air Quality, Air Pollution Control in the city of Itabira, Air Pollution Control in the city of Tubarão, Water and Effluents, Barriers and Barren Deposits, Solid Waste Management, Rehabilitation of Areas Degraded by Mining Activities and Forest Areas in Industrial Areas and the *Vale do Rio Doce* Natural Reserve.

CVRD environmental management provides its shareholders with consistent and perennial results, and its clients with products and services of an improved environmental quality, and its employees and service providers with an increased awareness of the importance of environmental protection.

MANAGEMENT REPORT

The year 2001 can be considered a watershed in the history of Companhia Vale do Rio Doce (CVRD), not only because of the quality of its financial and operational results, but more importantly because of the initiatives that will have a major influence on the Company's future, taken with a view to transforming CVRD into one of the most valuable mining companies in the world.

Strategic Guidelines, Corporate Governance and Management Model

- A clear definition has been made of the Company's business strategy. CVRD is a diversified mining company with a global focus, with associated logistics and electricity generation businesses. It has strategic resources, world-class assets, core expertise and the organic growth opportunities needed to satisfy shareholders' value aspirations;

- A corporate governance model has been defined, based on the clear establishment of the roles and responsibilities of the Board of Directors and the Executive Board, and transparency in the decision making process;

- A new management model has been defined, focused on shareholder value creation;

- A new organizational structure has been created, aimed at increasing focus on the various businesses and capturing the synergies between them;

- Development of value metrics to support the decision-making process and a new compensation plan with incentives aligned with shareholders objectives;

- An internal and external communications policy has been developed, emphasizing transparency for the monitoring of performance and the fulfillment of targets for each project and business unit.

Strategic Moves

- Sale of non-core assets - Açominas, CSN, Bahia Sul, Cenibra, Rio Doce Pasha and ships of Docenave - for US$ 1.3 billion;

- CVRD has consolidated its leadership in the global iron ore market, with the acquisitions of Socoimex, Samitri, Samarco, GIIC, Ferteco and Caemi, representing total investment of US$ 1.7 billion;

- Full control of the Sossego project has been purchased for US$ 42.5 million. Substantial cost savings have turned Sossego into one of the lowest capex cost per ton copper projects in the world. The project is expected to come on stream in mid 2004;

- A Memorandum of Understanding has been signed with Codelco, the world's largest copper producer, with the aim of forming a joint venture to explore copper prospecting and mining opportunities.

Financial and Operational Performance in 2001

Despite the difficulties represented by the global recession and the various shocks suffered by the Brazilian economy, previous records were exceeded for sales of iron ore and pellets, the transportation of railroad cargo, earnings, dividend distribution and cash generation.



CONSOLIDATED GROSS REVENUE BREAKDOWN BY PRODUCT - 2001

R$ 11.015 billion

Iron Ore 37.7%
Pellets 16.1%
Logistics 13.5%
Aluminum 10.1%
Steel 10.4%
Industrial Minerals 2.3%
Gold 3.0%
Others 1.2%
Manganese and Ferro-alloys 5.7%

Exports: US$3.297 billion

- Consolidated sales of iron ore and pellets amounted to 143.6 million tons, beating the previous record set in 2000 of 118 million tons by 21.7%. Important contracts were signed during the year for the sale of iron ore and pellets with Baosteel, China's largest steelmaker and Acesita, the largest producer of stainless steel in Latin America, a subsidiary of Arcelor, the largest steelmaker in the world.;

- Cargo transported by the Carajás (EFC) and Vitoria a Minas (EFVM) Railroads amounted to 167.4 million tons, compared to the previous record set in 2000 of 164 million tons. The transportation of general cargo (products other than iron ore or pellets) by EFC and EFVM totaled 12.9 billion net ton kilometers (ntk), 4% up on the record in the previous year of 12.4 billion ntk;

- Consolidated gross revenue was R$ 11.015 billion, an increase of 21.7% over 2000 (R$ 9.048 billion);

- The Company's consolidated exports amounted to US$ 3.297 billion in 2001, compared to US$ 3.016 billion in 2000. Net exports - exports minus imports - amounted to US$ 2.883 billion. CVRD was the company that contributed most to Brazil's trade surplus in 2001;

- CVRD registered record net earnings for the fifth consecutive year in 2001 with a net profit of R$ 3.051 billion. This result was 43% higher than the previous year's figure of R$ 2.133 billion. Between 1997 and 2001, CVRD's net earnings have grown at an average annual rate of 41.7%;



- Return on shareholders' equity was 25.9%, compared to 20.2% in 2000;

- Profit distribution in 2000, in the form of interest on shareholders' equity, was a record R$ 1.774 billion, the equivalent of R$ 4.61 per share;

- Between January 1997 and December 2001, the total return to CVRD shareholders, including dividends and capital gains, was 11.8% p.a., based on values expressed in US$;



- Consolidated cash generation, as measured by EBITDA (earnings before interest, taxes, depreciation and amortization) amounted to R$ 5.128 billion, up 35.4%. The high EBITDA/sales ratio in 2001 of 48.5% reveals the Company's ability to convert revenue into operating profit;



CONSOLIDATED EBITDA BREAKDOWN - 2001

- The ferrous minerals area (iron ore, pellets, manganese and ferro-alloys) was responsible for 74% of cash flow generated, the area of aluminum for 10%, logistics 7%, steel 5% and non-ferrous minerals (gold, potash and kaolin) 4%.

The quality of the Company's assets and the acquisitions and divestments made were all extremely important in obtaining these results. The devaluation of the Brazilian real against the US dollars helped to improve both margins and cash flow, bearing in mind that more than 80% of revenues are denominated or indexed in US dollars, while more than 70% of costs are in Brazilian reais. Nevertheless, the exchange rate variation resulted in a negative effect on net profit in the short-term, due to the impact on foreign currency denominated net liabilities (net debt less foreign assets). Over time, this impact is more than compensated for by the positive effect of cash flow.

FINANCIAL INDICATORS Consolidated - R$ billion	1999	2000	2001
Gross Revenue	7.162	9.048	11.015
Exports (US$ billion)	2.271	3.016	3.297
Net Earnings	1.251	2.133	3.051
Net Earnings Per Share (R$)	3.25	5.54	7.95
Distribution of Profits *	0.878	1.282	1.774
EBITDA	3.214	3.788	5.128
EBITDA Margin (%)	46.1	43.1	48.5
Return on Equity (%)	11.9	20.2	25.9

* In the form of interest on shareholders' equity.

Investments

CVRD invested US$ 1.537 billion in 2001, 88.5% of capital expenditure being allocated to mining. Over the last five years, the Company has carried out capital expenditure of US$ 4.416 billion, generating jobs and income in Brazil and launching new platforms for growth and the creation of value.



Recognition

CVRD won the following awards for recognition for its standards of excellence, such as:

- Chosen by Global Finance magazine as **"Best Mining Company in Latin America"**;

- Chosen by Euromoney as **"Best Corporate Borrower in Latin America"**;

- Chosen by the magazine Brasil Mineral as **"Mineral Sector Company of the Year"**;

- Awarded the ANIMEC (National Association of Capital Market Investors) seal of quality for good shareholder relations.

Subsequent Events

Investments

In March 2002, the São Luís pelletizing plant was inaugurated, in the state of Maranhão. This plant, the most modern in the world in terms of automation, energy consumption efficiency and protection of the environment, has a production capacity of six million tons of pellets a year. This investment is consistent with the long term growth trend in global demand for pellets, consolidating CVRD's leadership in the sector and providing an additional source of export growth in Brazil.

Confidence of Capital Markets

In March 2002, CVRD was involved in two important transactions in the world's capital markets:

- The Company issued US$ 300 million worth of bonds, with a term of five years. This issue received Moody's risk classification Baa2. According to Moody's classification scale, Baa2 corresponds to an investment grade and is five notches above Brazilian sovereign debt rating. The spread over the US Treasury Bonds, with a similar maturity date, was 455 basis points, the lowest for recent issues by Brazilian companies with the same maturity, since the Russian moratorium in August 1998;

- The third and final stage of the Company's privatization was successfully completed with the global offering of 78,787,838 common shares held by the National Treasury and the BNDES (National Economic Development Bank). The offer was oversubscribed more than three times, the shares being placed with institutional investors in 17 countries: Brazil, U.S., Canada, U.K., Ireland, Germany, Denmark, Spain, France, Holland, Italy, Kuwait, Luxembourg, Sweden, Switzerland, Australia and China (Hong Kong) - and 792,443 individual shareholders in Brazil. CVRD's common shares began trading on the New York Stock Exchange on March 21, 2002 as American Depositary Receipts (ADRs), identified by ticker symbol RIO.

The success of these transactions demonstrates the strong confidence that Brazilian and foreign investors have in CVRD's future. The soundness of the Company's balance sheet and strong cash generation ensures credibility in the international debt market. A well defined long term strategy, good corporate governance, operational excellence, unquestioned leadership in the global iron ore market, and significant growth opportunities in ferrous minerals, copper, bauxite, alumina and logistics services, were all important factors in attracting the large and diverse contingent of new shareholders.

Recognition

- Research carried out in February 2002 by the investment bank CLSA among international investors on the quality of corporate governance, classified CVRD as among the top twenty best companies in emerging markets (Africa, Asia, Latin America, and Eastern Europe).

CONTENTS

2

Management´s Discussion and Analysis

Expressed in millions

1- MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

1.1- General Aspects

(a) The Company's segments of business are mining, logistics and energy, as follows:

- Ferrous minerals: includes iron ore and pellets as well as manganese and ferro-alloys;
- Non-ferrous minerals: includes gold, kaolin, potash and copper;
- Logistics: includes railroads, ports and maritime terminals and shipping;
- Energy: includes electric power generation; and
- Shareholdings: includes interests in producers of aluminum, steel and fertilizers.

Ferrous Minerals

Iron Ore and Pellets

The main mining activities involve iron ore, through two world-class integrated systems for ore production and distribution, each consisting of mines, railroads and maritime terminals. The Southern System, based in the states of Minas Gerais and Espírito Santo, has total proven and probable iron ore reserves of approximately 2.3 billion tons. The Northern System, based in the states of Pará and Maranhão, has total proven and probably reserves of some 1.2 billion tons. Currently CVRD operates nine pelletizing plants, six of them in joint ventures with international partners. The Company also has a 50% interest in Samarco, which owns and operates two pelletizing plants. The São Luís pelletizing plant was inaugurated on March 26, 2002, with annual capacity of six million tons.

Iron ore export sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs. Fines, lump ore and pellets command different prices. Annual price negotiations generally occur from November to February of each year, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each year. In the European market, the renegotiated prices are effective as of January of each year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals. This factor combined with the structure of the market has prevented the development of an iron ore futures market. Nowadays, the Company does not hedge its exposure to iron ore price volatility.

Manganese and Ferro-alloys

This activity is carried out through the subsidiaries Sibra, Urucum and Rio Doce Manganèse (in France). The ore is extracted from the Azul Mine in the Carajás region, in the state of Pará, and the Urucum Mine in the Pantanal region, in the state of Mato Grosso do Sul. Beneficiation is done on site at both units.

Non-ferrous Minerals

Gold

Gold operations are carried out by the Company itself. These operations began in 1984 and currently there are three mines in operation.

Potash

The potash is found in natural deposits and is an important raw material for making fertilizers. The Company leases a potash mine in the state of Sergipe from Petróleo Brasileiro S.A. - PETROBRAS. It is the only mine of its type in the country and its present capacity is some 600 thousand tons a year.

Kaolin

Kaolin activities are conducted through the subsidiary Pará Pigmentos S.A., which began operations in August 1996. Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Pará Pigmentos has a four-stage expansion program under way to boost capacity in response to an expected increase in demand for kaolin.

Copper

CVRD's copper activities are still in the implementation phase. The Company holds 100% of the Sossego mine project in the Carajás region, with estimated yearly capacity of 140 thousand tons, as well as participating in four joint-venture projects in Brazil. These five projects contain approximately 1.7 billion tons of ore with an average metal content of 1.02%.

Logistics

CVRD is one of the leaders in the Brazilian transportation sector, providing transport and related services to various clients. Built originally to serve the Company's iron ore business, the logistics system includes the Vitória-Minas Railroad and Tubarão and Praia Mole ports in the Southern System, and the Carajás Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, in the last five years the Company has acquired stakes in three privatized railroads. The principal cargo of the Vitória-Minas Railroad is the Company's own iron ore, along with steel, coal, pig iron, limestone and carried for steel manufacturers located in the states of Minas Gerais and Espírito Santo. The railroads charge market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.

Aluminum Operations

The Company sells aluminum to an active world market in which prices are determined based on prices for the metal quoted on the London Metals Exchange or the Commodity Exchange, Inc (COMEX) at the time of delivery.

The wholly-owned subsidiary ALUVALE conducts aluminum operations basically through joint ventures. These include mining of bauxite, which is refined into alumina and then smelted into aluminum for commercialization. ALUVALE operates its bauxite extraction activities through a 40% participation in the joint venture Mineração Rio do Norte S.A. - MRN, which holds substantial reserves of bauxite with a low separation index and high recovery rate. ALUVALE has a 50% interest in the voting capital of ALUNORTE, which refines the bauxite into alumina. The Company also acts in aluminum smelting through ALBRAS, in which it detains a 51% interest, and through Valesul, of which it owns 54.1%.

Energy

In 2001, the Company decided to make energy one of its main businesses, even though current energy production does not represent a significant percentage of activities. At present, CVRD has stakes in nine hydroelectric projects, two of which have already started operating. These nine projects have a total projected capacity of 3,364MW. Depending on market conditions, the electricity generated by these plants will be sold to the market and/or used in own operations.

(b) The variations of the main currencies and indexes in 2001 and 2000 in terms of percentages in relation to the *real*, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

Year	D % Currencies / Indexes					Parity	
	U.S. DOLLAR	YEN	GOLD	IGPM	TJLP	US$ x R$	US$ x Yen
2001	18.7	3.7	1.2	10.4	9.5	2.3204	131.3
2000	9.3	(2.2)	(5.4)	10.0	10.8	1.9554	114.7
1999	48.0	62.6	0.9	20.1	13.2	1.7890	102.4
1998	8.3	25.3	(0.8)	1.8	11.8	1.2087	112.7

About 59% of the Company's gross revenue in 2001 and 63% of the consolidated revenue is derived from exports and, additionally, part of domestic sales are denominated in U.S. dollars, while the costs are in mainly incurred in *reais*. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows;

Approximately 95% of the short-term and long-term loans of the Company in 2001 (90% of the consolidated) are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 9.12 and 9.22);

CVRD continues to take steps in mine with its strategy to concentrate on core business activities.

Pulp and paper - in March 2001, CVRD sold its holding in Bahia Sul Celulose S.A., for US$ 320. In September 2001, CVRD concluded the sale of its stake in Celulose Nipo-Brasileira S.A. to Japan Brazil Paper and Pulp Resources Development Co. for US$ 670.5. The Company continues to explore the divestitures in Celmar S.A. and Florestas Rio Doce S.A..

Steel - in December 2000, the 2.3% stake in Açominas was exchanged for US$ 10 worth of preferred shares of Gerdau S.A., a publicly listed steel company, whose shares CVRD intends to sell in the future.

Logistics - the process of divesting the dry bulk cargo shipping assets has begun. In September 2001, an agreement was reached to sell six bulk carriers of Docenave, to Spain's Empresa Naviera Elcano S.A., for US$53. This transaction was concluded in February 2002. Finally, the Company sold one bulk carrier of the subsidiary Seamar.

The divestitures already concluded on December 31, 2001, which include Bahia Sul and Cenibra (pulp and paper) and Açominas and CSN (steel) generated an equity result of R$ 176 (R$ 272 in 2000) and dividends / interest on stockholders' equity of R$ 82 (R$ 16 in 2000).

In line with our strategy to consolidate and focus on mining, logistics and energy, in the first quarter of 2001, we implemented a program to unwind our cross-holding relationships with Companhia Siderúrgica Nacional - CSN.

In March 2001, CSN concluded the sale of its shares in Valepar, CVRD main shareholder, to Litel Participações S.A., Bradesplan Participações S.A. and Bradespar S.A.. Bradesplan and Bradespar subsequently transferred their shares in Valepar to Babié Participações S.A.. Babié is a holding company owned by Bradesplan and Bradespar.

The Company disposed of its 10.3% stake in CSN, transferring its interest, valued at US$ 249 million, to Fundação Vale do Rio Doce de Seguridade Social - VALIA, the employee pension fund, in order to satisfy a funding obligation it had to VALIA. The transfer price was based on the market value of CSN´s shares at the time of the transaction.

As part of the unwinding transaction, CSN granted CVRD the following rights of first refusal relating to CSN´s Casa de Pedra Mine, each of which lasts for a period of 30 years:
- the right to purchase any iron ore produced by the mine beyond CSN´s internal requirements;
- the right to purchase or to rent the mine should CSN decide to sell or lease it, and;
- the right to become a partner should CSN decide to form a pelletizing joint venture with a third party with iron ore produced by the mine.

In return, CVRD has granted CSN a right of first refusal to participate with CVRD in the construction of any new steel producing facilities that CVRD undertakes in the next five years.

(d)   Investments

In May 2000, CVRD acquired 100% of Mineração Socoimex, a mining company located in Minas Gerais, for approximately R$ 102. Upon incorporation of Socoimex in August 2000, the Company began operating the Gongo Soco iron ore mine, with proven and probable reserves of 106 million tons and yearly capacity of 7 million tons.

In May 2000, CVRD acquired control of Samitri, and then raised its stake to 100%. The total cost of this acquisition was R$ 1,324. In October 2001, Samitri was incorporated into the Company, and since then CVRD has operated the Alegria, Água Limpa and Córrego do Meio mining complexes in the state of Minas Gerais, with annual capacity of 17.5 million tons and proven and probable reserves of 709 million tons of high-grade hematite. The acquisition of Samitri also permitted acquisition of 50% of the pelletizing operations of Samarco.

In April 2001, Ferteco was purchased entirely from Thyssen Krupp Stahl AG for approximately R$ 1,167. Ferteco is one of Brazil's largest producers of iron ore, with yearly capacity of 15 million tons. It has deposits of 263 million tons of hematite and itabirite, with similar quality to CVRD's Southern System reserves. It operates two open-pit mines, Fábrica and Feijão, and a pelletizing plant in the Iron Ore Quadrangle region of Minas Gerais, which has yearly capacity of 4 million tons.

In August 2001, a strategic agreement was reached with Baosteel, a steel maker located in the Republic of China, to supply approximately 6 million tons of iron ore over a period of 20 years. Besides this, CVRD and Baosteel agreed to form the joint venture Baovale Mineração S.A.. In October 2001, the Company assigned its mineral rights relative to the Água Limpa complex, located in the Southern System, to Baovale, which resulted in a reduction of 68.8 million tons in its proven and probable reserves. In counterpart, Baosteel paid R$ 52 for its 50% stake in Baovale. In exchange for monthly remuneration, Baovale leases its rights over the mine, which the Company continues to operate. It is expected that this deal will increase the presence of CVRD in the Asian market.

In September 2001, the Company acquired 99.99% of Belém Administrações e Participações Ltda. (Belém) from Bethlehem Steel Corporation and Bethlehem Steel International Corporation for approximately R$ 68. Belém is a non-operating company that holds a 9.9% stake in Empreendimentos Brasileiros de Mineração (EBM). EBM is a privately held company controlled by Caemi, a Brazilian producer of iron ore and pellets, as well as kaolin and refractory bauxite. In December 2001, CVRD acquired 50% of the voting capital of Caemi for about R$ 670. At present, the Company holds 50% of the voting capital and 17% of the total capital of Caemi. Mitsui & Co. Ltd. detains the other 50% of the voting capital of Caemi.

(e)   In 2001, US$ 1,442 million in net foreign exchange was generated by the Parent Company (US$ 2,494 million consolidated):

	Parent company		Consolidated	
	2001	2000	2001	2000
Trade balance				
Exports	1.963	1.465	3.297	3.016
Imports	(272)	(132)	(414)	(291)
	1.691	1.333	2.883	2.725
Balance of services				
Interest	(145)	(132)	(187)	(207)
Profits and dividends	(215)	(54)	(227)	(95)
	(360)	(186)	(414)	(302)
Capital flows				
Investments	19	-	32	188
Loans and financing	375	1.322	511	1.578
Amortization	(283)	(629)	(518)	(998)
	111	693	25	768
Net foreign exchange generated	1.442	1.840	2.494	3.191

(in US$ millions)

1.2-   Comments on the Parent Company Results

The net income of the Company for 2001 was R$ 3,051, a 43% increase over the R$ 2,133 in 2000, raising the earnings per share to R$ 7.95 in 2001 from R$ 5.54 in 2000.

The gross margin reached 48.9% in 2001, against 49.2% in 2000. The cost of products and services increased 28.8% (from R$ 2,531 in 2000 to R$ 3,261 in 2001), while gross revenue rose 28% (from R$ 5,169 in 2000 to R$ 6,617 in 2001).

Stockholder remuneration per outstanding common or preferred share is R$ 4.61 (a 38.4% increase over the previous year's R$ 3.33), totaling R$ 1,774, which corresponds to 58.1% of the net profit for the year. The Company paid R$ 989 of interest on stockholders' equity in December 2001, and will pay the remaining balance by April 30, 2002.

In 2001, total capital expenditures reached US$ 1,581 million, 1.3% less than in 2000 (US$ 1,602 million). The Company has budgeted capital expenditures of approximately US$ 956 million in 2002.

1.2.1-   Gross Revenues

Gross revenues increased 28% (from R$ 5,169 in 2000 to R$ 6,617 in 2001). This reflects the strengthening of the U.S. dollar against the *real* as well as a growth in iron ore and pellet sales volume, offset in part by a decrease in the volumes of other products and services sold. The increase in iron ore sales is due to the assumption of operations of mines formerly belonging to Socoimex and Samitri in August 2000 and May 2001, respectively. However, these events also resulted in a decrease in gross revenue from railroad transport and port services since CVRD ceased to sell these services to Socoimex and absorbed such costs as lessee of the Samitri mines. The capital contribution of the Azul manganese mine made in the subsidiary SIBRA in December 2000, caused a drop in manganese revenue for the Company, offset by an increase in the sales of SIBRA.

The following table shows sales volume and revenues by products and services:

	In thousands of metric tons (except gold)			In millions of *reais*		
	2001	2000	Δ%	2001	2000	Δ%
External market						
Iron ore	77.441	66.313	16,8	2.732	1.847	47,9
Pellets	12.598	13.330	(5,5)	869	717	21,2
	90.039	79.643	13,1	3.601	2.564	40,4
Internal market						
Iron ore	37.122	34.881	6,4	1.087	862	26,1
Pellets	2.787	2.216	25,8	278	189	47,1
	39.909	37.097	7,6	1.365	1.051	29,9
Total						
Iron ore	114.563	101.194	13,2	3.819	2.709	41,0
Pellets	15.385	15.546	(1,0)	1.147	906	26,6
	129.948	116.740	11,3	4.966	3.615	37,4
Railroad transportation	60.371	65.945	(8,5)	835	762	9,6
Port services	31.718	41.158	(22,9)	232	206	12,6
Gold (kg)						
External market	15.815	17.370	(9,0)	331	285	16,1
Internal market	-	17	-	-	-	-
	15.815	17.387	(9,0)	331	285	16,1
Manganese						
External market	77	876	(91,2)	6	72	(91,7)
Internal market	138	424	(67,5)	16	47	(66,0)
	215	1.300	(83,5)	22	119	(81,5)
Potash	503	561	(10,3)	166	155	7,1
Other products and services	-	-	-	65	27	140,7
				6.617	5.169	28,0

Operating Revenue 2001 - R$ 6,617

PER MARKET



US$ (*)
R$ 1,408
US$ 607

R$
R$ 1,272
US$ 548

R$ 3,937
US$ 1,656

PER PRODUCT



Gold 5%

Manganese, potash and others 4%

Transport 16%

Iron ore 58%

Pellets 17%

PER CURRENCIES (*)



US$ 81%

R$ 19%

(*) Part of sales to the internal market are in U.S. dollars.

1.2.2- Cost of Products and Services

The increase of 28.8% in the cost of products and services (from R$ 2,531 in 2000 to R$ 3,261 in 2001) resulted from the incorporation of the Socoimex mines, leasing of the Samitri mines, revision of depreciation rates, as well as increases in fuel oil prices and consumption, the devaluation of the *real* against the U.S. dollar and increased purchase of pellets for resale. The following table shows each component of the cost of products and services, and the change between periods :

By category

	Denominated				
	R$	US$	2001	2000	**D%**
Personnel	456	-	456	407	12.0
Material	190	213	403	375	7.5
Oil and gas	213	114	327	256	27.7
Outsourced services	448	7	455	320	42.2
Energy	100	-	100	70	42.9
Others	85	138	223	183	21.9
Subtotal	1,492	472	1,964	1,611	21.9
Acquisition of iron ore and pellets	28	794	822	650	26.5
Depreciation and depletion	475	-	475	270	75.9
Total	1,995	1,266	3,261	2,531	28.8
	61%	39%	100%		

1.2.3- Result of Shareholdings

Equity earnings, decreasing from a gain of R$ 715 in 2000 to R$ 37 in 2001. This variation was due to a combination of the following factors:

- Recognition of the provision for losses and full amortization of the goodwill on investments with negative equities liability (Note 9.10);

- The positive effects of the 18.7% devaluation of the *real* against the U.S. dollar in 2001 (as compared to 9.3% in the same period of 2000) in the companies operating abroad, offset by the negative effects in the companies in Brazil with debt denominated in U.S. dollars;

- Reduction in prices and quantities sold for aluminum and quantities of pellets sold.

The results of shareholdings by business area are as follows:

Business Area	2001	2000
Ferrous		
. Iron ore and pellets	268	253
. Manganese and ferro-alloys	9	15
Non-ferrous	(140)	(14)
Logistics	(334)	13
Investments		
. Steel	165	103
. Pulp and paper	(93)	8
. Aluminum	170	327
. Fertilizers	14	10
Others	(22)	-
	37	715

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Ferrous

(a) Iron ore and pellets

. ITABRASCO - An improved equity result of R$ 7 (a gain of R$ 14 in 2001 compared to a gain of R$ 7 in 2000) due to the increase in the average sales price of 2.4% (US$ 31.72 per ton in 2001 against US$ 30.98 per ton in 2000) and an increase in the positive effects of exchange rate variation on assets, offset in part by a 5.7% decrease in sales volume (3,287 thousand tons in 2001 against 3,486 thousand tons in 2000).

. ITACO - An improved equity result of R$ 33 (a gain of R$ 86 in 2001 compared to a gain of R$ 53 in 2000) , due to the recording of R$ 102 of a positive equity result in CVRD Overseas, (the company was set up in August 2000 to facilitate the process of securitization of receivables) and R$ 15 in positive equity result in GIIC, offset in part by amortization of goodwill in GIIC in the amount of R$ 60. In operational terms, iron ore sales increased by 15.1% (48,028 thousand tons in 2001 against 41,744 thousand tons in 2000).

. KOBRASCO - A reduction of R$ 22 in the equity result (a loss of R$ 19 in 2001 compared to a gain of R$ 3 in 2000) because of the negative effects of exchange rate variation on debt, the booking of R$ 19 as a provision for realization of credits from ICMS (VAT) and 5.2% lower sales volume (4,184 thousand tons in 2001 versus 4,415 thousand tons in 2000), compensated in part by a 2.9% increase in the average sales price (US$ 30.93 per ton in 2001 against US$ 30.05 per ton in 2000).

. NIBRASCO - A reduction of R$ 25 in the equity result (a loss of R$ 7 in 2001 compared to a gain of R$ 18 in 2000) due to recording of a R$ 15 provision for credits from ICMS, 20.2% lower sales volume (6,993 thousand tons in 2001 against 8,764 thousand tons in 2000) and a decrease of 1.1% in average sales price (US$ 29.80 in 2001 versus US$ 30.13 in 2000).

. RDE - An improved equity result of R$ 25 (a gain of R$ 172 in 2001 compared to a gain of R$ 147 in 2000) basically caused by the appreciation of the dollar against the *real* (positive exchange rate variation of R$ 119 in 2001 against a positive variation of R$ 43 in 2000).

. SAMARCO - A R$ 59 equity result in 2001, due to a reduction in the negative effects of exchange rate variation on debt. In operational terms, the sales volume decreased by 23.4% (11,201 thousand tons in 2001 compared to 14,622 thousand tons in 2000) and the average sales price increased by 1% (US$ 29.70 in 2001 against US$ 29.40 in 2000).

. SAMITRI - A reduction of R$ 8 in the equity result (a gain of R$ 1 in 2001 compared to a gain of R$ 9 in 2000) due to the negative effect of exchange rate variation on the debt of Samarco. The company was acquired in May 2000 and merged into CVRD in October 2001.

. SOCOIMEX - Equity result of R$ 6 in 2000. The company was acquired in May 2000 and merged into CVRD in August 2000.

. FERTECO - A negative equity result of R$ 55 due to the recording of exchange rate variation on loans indexed in dollars contracted for the acquisition of Ferteco, offset partly by a positive R$ 52 equity result in own operations.

(b) Manganese and Ferro-alloys

. RDME - A improved equity result of R$ 6 (a gain of R$ 11 in 2001 compared with a gain of R$ 5 in 2000) mainly due to the appreciation of the French franc against the *real* in 2001, reduced by integral amortization of goodwill in the amount of R$ 9.

. SIBRA - Recording in 2001 of a positive equity result of R$ 71, more than offset by R$ 76 of amortization of goodwill (R$ 81 in 2001 against R$ 5 in 2000).

Non-ferrous

. PARÁ PIGMENTOS - Booking of a provision for losses of R$ 58 arising from the negative effects of exchange rate variation on debt and R$ 83 of amortization of goodwill in 2001, against R$ 14 in 2000.

Logistics

. DOCENAVE - A reduction of R$ 60 in the equity result (a loss of R$ 44 in 2001 compared to a gain of R$ 16 in 2000) due to a 3.7% reduction in average freight rates (US$ 7.11 per ton carried in 2001 against US$ 7.38 per ton in 2000), together with a 26.6% drop in volume transported (25,787 tons in 2001 versus 35,149 tons in 2000), and loss provisions estimated at R$ 88 on the sale of vessels and R$ 25 from the non-realization of tax credits, offset in part by the appreciation of the dollar against the *real* (positive exchange rate variation of R$ 59 in 2001 against positive variation of R$ 24 in 2000).

. FCA - Recording of a provision for losses of R$ 97 arising from the negative effects of exchange rate variation on debt and amortization of goodwill in the amount of R$ 147 in 2001. CVRD's holding in this company is through its subsidiary Tacumã.

. MRS - Recording of a negative equity result of R$ 5. This stake is held through the subsidiary Ferteco Mineração S.A., which was acquired by CVRD through its wholly-owned subsidiary Zagaia Participações S.A. in April 2001.

Shareholdings

(a) Steel

. DOCEPAR - An improved equity result of R$ 120 (a loss of R$ 5 in 2001 compared to a loss of R$ 125 in 2000) due mainly to a provision for loss of tax benefit of R$ 99 in 2000.

. CSI - A reduction in the equity result of R$ 3 (a gain of R$ 55 in 2001 compared to a gain of R$ 58 in 2000) caused by a 15% fall in the average sales price of steel slabs in relation to the previous year, offset by a 4.2% increase in volume sold (1,828 thousand tons in 2001 versus 1,754 thousand tons in 2000) and by the appreciation of the dollar against the *real* (positive exchange rate variation of R$ 67 in 2001 against positive variation of R$ 28 in 2000).

. CSN - Booking of a positive equity result of R$ 108 in 2001 resulting from the effects of unwinding of the CVRD/CSN cross-holdings, which were only finalized in March 2001. In 2000, a positive equity result of R$ 58 was recorded.

. CST - A reduction in the equity result of R$ 38 (a gain of R$ 14 in 2001 compared to a gain of R$ 52 in 2000) mostly due to the effect of exchange rate variation on debt.

. USIMINAS - A reduction in the equity result of R$ 81 (a loss of R$ 54 in 2001 compared to a gain of R$ 27 in 2000) because of the effect of exchange rate variation on debt and integral amortization of goodwill in the amount of R$ 55.

(b)   Pulp and paper

. CELMAR - Recording in 2001 of a negative equity result of R$ 56 and a R$ 59 provision for losses.

(c) Aluminum

. ALBRAS - A reduction in the equity result of R$ 108 (a gain of R$ 17 in 2001 compared to a gain of R$ 125 in 2000) resulting from the negative effects of exchange rate variation on debt. In operational terms, there was a 5.3% decrease in the average sale price (US$ 1,428.99 per ton in 2001 versus US$ 1,508.42 per ton in 2000), while the volume sold fell by 9.3% (332 thousand tons in 2001 against 366 thousand tons in 2000), due mainly to the effects of electricity rationing in the second half of the year.

. ALUNORTE - A reduction in the equity result of R$ 35 (a loss of R$ 23 in 2001 compared to a gain of R$ 12 in 2000) due to the negative effects of exchange rate variation on debt. Operationally, the average sale price fell 5.7% (US$ 185.51 per ton in 2001 against US$ 196.63 per ton in 2000), while sales volume decreased by 3.5% (1,540 thousand tons in 2001 against 1,596 thousand tons in 2000).

. MRN - An improved equity result of R$ 24 (a gain of R$ 98 in 2001 compared to a gain of R$ 74 in 2000) due to the positive effects of exchange rate variation on sales, offset partly by a 2.6% fall in sales volume (10,952 thousand tons in 2001 compared with 11,242 thousand tons in 2000) and an increase in selling costs.

. VALESUL - An improved equity result of R$ 1 (a gain of R$ 23 in 2001 compared to a gain of R$ 22 in 2000) caused by the positive effects of exchange rate variation on sales, offset by an increase of approximately 20% in selling costs and an 11.6% reduction in sales volume (76 thousand tons in 2001 versus 86 thousand tons in 2000), the latter factor mainly due to energy rationing in the second half of 2001. The average sale price did not significantly change in the period (US$ 1,913.54 per ton in 2001 against US$ 1,912.41 per ton in 2000).

. ALUVALE - A R$ 27 reduction in equity result (own operations) (a gain of R$ 23 in 2001 compared to a gain of R$ 50 in 2000) in function of a R$ 25 capital gain booked in January 2000 with the capital increase with negative goodwill of Hydro in ALUNORTE.

. ITACO - A reduction of R$ 12 in the equity result (a gain of R$ 32 in 2001 compared to a gain of R$ 44 in 2000) because of losses from shareholdings in aluminum companies.

1.2.4- Operating Expenses

The operating expenses increased R$ 275 (R$ 1,029 in 2000 against R$ 1,034 in 2001), mainly due to the provision for losses on realization of credits of ICMS of R$ 142, increase in iron ore and pellet sales commission of R$ 45 derived from increase of operating revenues and increase of administrative expenses – personnel – of R$ 27, due to was an absortion of corporative operating activities (Note 9.29).

1.2.5- Net Financial Result

The net financial result increased R$ 598 (R$ 335 in 2000 compared to R$ 933 in 2001), due to the exchange rate variations on the net Company debt (Note 9.22).

1.2.6- Discontinued Operations

The result mainly reflects gains on sale of the Company's interests in Bahia Sul and Cenibra, of R$ 230 and R$ 1,471, respectively, as well as the equity result from these companies (Note 9.25).

1.2.7- Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax, depreciation, amortization and depletion) was R$ 3,254 in 2001, an increase of 35.4% over 2000, which was R$ 2,403 (Note 9.27).

1.2.8- Income Tax and Social Contribution

Income tax and social contribution was a credit of R$ 357 (credit of R$ 149 in 2000), after recognizing the benefit from paying interest on stockholders' equity of R$ 603 in 2001 (R$ 436 in 2000) (Note 9.9).

1.3- Comments on the Consolidated

1.3.1- Consolidated Gross Revenue

2001 - R$ 11,015 / US$ 4,472

PER MARKET

From Brazil
R$ 6,934
US$ 2,818

From
Abroad
R$ 1,803
US$ 732

R$ 2,278
US$ 922



PER PRODUCT



2000 - R$ 9,048 / US$ 4,904

BY MARKET



From Brazil
R$ 5,201
US$ 2,858

From Abroad
R$ 1,471
US$ 758

R$ 2,376
US$ 1,288

BY PRODUCT



Consolidated gross revenue grew 21.7% influenced mainly by the increase in revenue from sale of iron ore and pellets (reflecting appreciation of the dollar against the *real*) and increased sales volume due to the acquisition of Samitri and Ferteco).

1.3.2-   Cost of Products and Services

By category

	2001	2000	Δ%
Personnel	775	659	17.6
Material	735	739	(0.5)
Oil and gas	622	551	12.9
Outsourced services	550	392	40.3
Energy	451	328	37.5
Others	1,016	1,032	(1.6)
Sub total	4,149	3,701	12.1
Acquisition of products	621	582	6.7
Depreciation and depletion	775	622	24.6
Total	5,545	4,905	13.0

The cost of products and services consolidated grew 13% influenced by the increased sales of iron ore and pellets (from acquisition of Samitri and Ferteco).

For additional information on the consolidated segments, see the comments on the Result of Shareholdings, item 1.2.3 and attachment II of the financial statements.

3

Financial Statements and Notes

PART II

FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

2- BALANCE SHEET

December 31 — In millions of *reais*

	Notes	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Assets					
Current assets					
Cash and cash equivalents	9.5	645	1,569	2,808	2,642
Accounts receivable from customers	9.6	920	1,459	1,497	1,266
Related parties	9.7	1,011	200	159	72
Inventories	9.8	448	327	1,326	1,168
Taxes recoverable	-	96	244	283	392
Deferred income tax and social contribution	9.9	613	173	628	233
Others	-	257	233	534	338
		3,990	4,205	7,235	6,111
Long-term receivables					
Related parties	9.7	1,356	1,159	894	807
Loans and financing	-	299	325	316	182
Deferred income tax and social contribution	9.9	297	291	669	787
Judicial deposits	9.14	516	303	625	387
Prepaid leasing expenses	-	-	-	84	54
Others	-	39	38	236	298
		2,507	2,116	2,824	2,515
Permanent assets					
Investments	9.10	8,347	7,073	3,113	2,297
Property, plant and equipment	9.11	7,581	6,649	12,791	12,582
Deferred charges	-	-	-	442	325
		15,928	13,722	16,346	15,204
		22,425	20,043	26,405	23,830
Liabilities and stockholders' equity					
Current liabilities					
Short-term debt	9.12	927	576	1,745	1,273
Current portion of long-term debt	9.12	387	400	1,063	970
Payable to suppliers and contractors	-	523	425	833	824
Related parties	9.7	716	421	200	141
Provision for interest on stockholders' equity	9.21	784	1,282	788	1,282
Payroll and related charges	-	118	89	231	144
Pension Plan	9.16	65	88	65	88
Others	-	103	102	410	411
		3,623	3,383	5,335	5,133
Long-term liabilities					
Long-term debt	9.12	3,326	2,592	6,765	5,660
Related parties	9.7	2,053	1,820	-	32
Deferred income tax and social contribution	9.9	87	92	297	339
Provisions for contingencies	9.14	894	597	1,217	753
Pension Plan	9.16	429	853	429	853
Others	-	246	140	429	291
		7,035	6,094	9,137	7,928
Deferred income		-	-	159	177
Minority interest		-	-	7	26
Stockholders' equity					
Paid-up capital	9.17	4,000	3,000	4,000	3,000
Capital reserves	9.20	444	741	444	741
Revenue reserves	9.20	7,323	6,825	7,323	6,825
		11,767	10,566	11,767	10,566
		22,425	20,043	26,405	23,830

The additional information, notes and attachments I and II are an integral part of these statements.

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

3- STATEMENT OF INCOME

Years ended December 31 — In millions of *reais*

	Notes	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Operating revenues					
Sales of ore and metals					
Iron ore and pellets		4,966	3,615	5,919	3,944
Gold		331	285	331	285
Manganese and ferro-alloys		22	119	628	586
Others		166	155	249	246
		5,485	4,174	7,127	5,061
Railroad and port services		1,067	968	1,490	1,580
Sales of aluminum		-	-	1,118	1,127
Sales of steel products		-	-	1,147	1,134
Sales of timber, pulp and paper products		-	-	20	44
Others		65	27	113	102
		6,617	5,169	11,015	9,048
Value Added taxes		(232)	(189)	(441)	(266)
Net operating revenues		6,385	4,980	10,574	8,782
Cost of products and services					
Ore and metals		(2,821)	(2,195)	(2,985)	(2,294)
Railroad and port services		(396)	(318)	(946)	(1,097)
Aluminum products		-	-	(563)	(565)
Steel products		-	-	(931)	(819)
Timber, pulp and paper products		-	-	(16)	(42)
Others products and services		(44)	(18)	(104)	(88)
		(3,261)	(2,531)	(5,545)	(4,905)
Gross profit		3,124	2,449	5,029	3,877
Gross margin		48.9%	49.2%	47.6%	44.1%
Operating expenses					
Selling		(118)	(77)	(246)	(156)
Administrative		(338)	(222)	(622)	(458)
Research and development		(101)	(87)	(101)	(89)
Other operating expenses, net		(747)	(643)	(1,040)	(688)
		(1,304)	(1,029)	(2,009)	(1,391)
Operating profit before financial result and result of investment participations		1,820	1,420	3,020	2,486
Result of investment participations	9.10/ 9.25				
Gain on investments accounted for by the equity method		708	799	102	152
Amortization of goodwill		(437)	(27)	(437)	-
Provision for losses		(245)	(57)	-	-
Others		11	-	36	-
		37	715	(299)	152
Financial result, net	9.22	(933)	(335)	(1,739)	(663)
Operating profit		924	1,800	982	1,975
Discontinued operations	9.25	1,770	184	1,770	184
Income before income tax and social contribution		2,694	1,984	2,752	2,159
Income tax and social contribution	9.9	357	149	259	(11)
Income before minority interest		3,051	2,133	3,011	2,148
Minority interest		-	-	40	(15)
Net income for the year		3,051	2,133	3,051	2,133
Number of shares outstanding at the end of the year (in thousands)		383,844	384,892		
Net earnings per share outstanding at the end of the year (R$)		7.95	5.54		

The additional information, notes and attachments I and II are an integral part of these statements.

4- STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31   In millions of *reais*

	Notes	Capital	Capital reserves	Reva-luation reserves	Revenue reserves	Retained earnings	Total
On December 31, 1999		3,000	472	744	6,286	-	10,502
Reversal of revaluation reserves of subsidiaries and affiliated companies		-	-	(471)	-	-	(471)
Transfer to special monetary restatement Law 8,200	9.20	-	273	(273)	-	-	-
Tax incentives		-	(4)	-	-	-	(4)
Provision for pension plan liabilities	9.16	-	-	-	-	(312)	(312)
Net income for the year		-	-	-	-	2,133	2,133
Proposed appropriations:							
Interest on stockholder´s equity		-	-	-	-	(1,282)	(1,282)
Appropriation to revenue reserves		-	-	-	539	(539)	-
On December 31, 2000		3,000	741	-	6,825	-	10,566
Treasury shares	9.19	-	-	-	(58)	-	(58)
Capitalization of reserves	9.20	1,000	(301)	-	(699)	-	-
Provision for pension plan liabilities	9.16	-	-	-	-	(22)	(22)
Result on exchange of shares		-	4	-	-	-	4
Net income for the year		-	-	-	-	3,051	3,051
Proposed appropriations:							
Interest on stockholder´s equity	9.21	-	-	-	-	(1,774)	(1,774)
Appropriation to revenue reserves		-	-	-	1,255	(1,255)	-
On December 31, 2001		4,000	444	-	7,323	-	11,767

The additional information, notes and attachments I and II are an integral part of these statements.

5- STATEMENT OF CHANGES IN FINANCIAL POSITION

Years ended December 31   In millions of *reais*

	Parent Company		Consolidated	
	2001	2000	2001	2000
Funds were provided by:				
Net income for the year	3,051	2,133	3,051	2,133
Expenses (income) not affecting working capital:				
Result of investment participations	(37)	(715)	299	(152)
Depreciation, amortization and depletion	503	286	827	663
Deferred income tax and social contribution	(16)	(64)	(24)	(37)
Provision for contingencies	164	290	244	290
Discontinued operations	(1,770)	(184)	(1,770)	(184)
Net monetary and exchange rate variations on long-term assets and liabilities	522	173	1,036	335
Provision for losses - ICMS	142	-	142	-
Sale of investments	802	-	2,274	-
Loss on disposal of property, plant and equipment	39	65	1,139	674
Others	159	184	240	252
Total funds from operations	3,559	2,168	7,458	3,974
Loans to related parties, transferred to current assets	642	988	82	66
Long-term debt	547	715	1,121	1,846
Loans from related parties	533	931	-	107
Dividends/interest on stockholders'equity received	291	424	98	19
Others	293	116	115	93
Total funds provided	5,865	5,342	8,874	6,105
Funds were used for:				
Long-term debt transferred to current liabilities	810	228	1,242	716
Related parties	571	537	169	277
Additions to permanent assets	1,345	766	2,021	1,212
Capital subscription in subsidiary and affiliated companies	1,538	2,286	2,239	1,893
Interest on stockholders' equity	1,774	1,282	1,774	1,282
Guarantees and deposits	207	173	218	210
Treasury stock	58	-	58	-
Others	17	41	226	201
Total funds used	6,320	5,313	7,947	5,791
Increase (decrease) in working capital	(455)	29	927	314
Changes in working capital are as follows:				
Initial working capital of investments consolidated from 2000	-	-	5	469
Current assets:				
At the end of the year	3,990	4,205	7,235	6,111
At the beginning of the year	4,205	3,943	6,111	5,656
	(215)	262	1,124	455
Current liabilities:				
At the end of the year	3,623	3,383	5,335	5,133
At the beginning of the year	3,383	3,150	5,133	4,523
	240	233	202	610
Increase (decrease) in working capital	(455)	29	927	314

The additional information, notes and attachments I and II are an integral part of these statements.

6- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)

Years ended December 31   In millions of *reais*

	Parent Company		Consolidated	
	2001	2000	2001	2000
Cash flows from operating activities:				
Net income for the year	3,051	2,133	3,051	2,133
Adjustments to reconcile net income for the year				
with cash provided by operating activities:				
Result of investment participations	(37)	(715)	299	(152)
Depreciation, amortization and depletion	503	286	827	663
Deferred income tax and social contribution	(357)	(149)	(356)	(50)
Provision for contingencies	164	290	244	290
Discontinued operations	(1,770)	(184)	(1,770)	(184)
Net monetary and exchange rate variations on assets and liabilities	838	305	1,544	529
Provision for losses - ICMS	142	-	142	-
Loss on disposal of property, plant and equipment	19	32	30	337
Dividends/interest on stockholders' equity received	283	122	98	19
Others	222	110	481	557
	3,058	2,230	4,590	4,142
Decrease (increase) in assets:				
Accounts receivable	533	(422)	(137)	(199)
Inventories	(154)	(13)	(100)	(250)
Others	(60)	(132)	(82)	(21)
	319	(567)	(319)	(470)
Increase (decrease) in liabilities:				
Suppliers and contractors	33	180	(20)	214
Payroll and related charges and others	26	4	82	19
Others	31	1	(2)	197
	90	185	60	430
Net cash provided by operating activities	3,467	1,848	4,331	4,102
Cash flows from investing activities:				
Loans and advances receivable	(1,185)	20	(215)	(154)
Guarantees and deposits	(207)	(173)	(218)	(210)
Additions to investments	(1,471)	(1,480)	(19)	(152)
Additions to property, plant and equipment	(1,304)	(744)	(1,980)	(1,190)
Deferred charges	-	-	(124)	(45)
Net cash used to acquire or capitalize subsidiaries	-	-	(1,839)	(1,742)
Proceeds from disposal of property, plant and equipment and investments	1,039	2	2,281	(5)
Net cash used in investing activities	(3,128)	(2,375)	(2,114)	(3,498)
Cash flows from financing activities:				
Short-term debt	373	(420)	117	(838)
Long-term debt	1,080	1,647	1,121	1,953
Repayments:				
Financial institutions	(389)	(590)	(1,331)	(1,525)
Interest on stockholders' equity paid	(2,269)	(450)	(2,269)	(450)
Treasury shares	(58)	-	(58)	-
Net cash used in financing activities	(1,263)	187	(2,420)	(860)
Decrease in cash and cash equivalents	(924)	(340)	(203)	(256)
Cash and cash equivalents of investments consolidated in 2000	-	-	369	39
Cash and cash equivalents, beginning of the year	1,569	1,909	2,642	2,859
Cash and cash equivalents, end of the year	645	1,569	2,808	2,642
Cash paid during the year for:				
Short-term interest	(78)	(84)	(106)	(129)
Long-term interest net of capitalization	(281)	(230)	(529)	(349)
Income tax and social contribution paid	(82)	-	(146)	(80)
Non-cash transactions:				
Conversion of loans and others into investments	63	806	63	4
Additions to property, plant and equipment with capitalizations	41	22	41	22
Pension obligation settled by transfer of CSN shares	521	-	521	-

7- STATEMENT OF VALUE ADDED (ADDITIONAL INFORMATION)

Years ended December 31   In millions of *reais*

	Parent Company				Consolidated			
	2001	%	2000	%	2001	%	2000	%
Generation of Value Added								
Sales revenue	6,617	100	5,169	100	11,015	100	9,048	100
Less: Acquisition of products	(823)	(12)	(650)	(13)	(429)	(4)	(391)	(4)
Outsourced services	(785)	(12)	(550)	(11)	(1,544)	(14)	(1,512)	(17)
Materials	(410)	(6)	(378)	(7)	(735)	(7)	(730)	(8)
Fuel oil and gas	(328)	(5)	(256)	(5)	(612)	(5)	(547)	(6)
Research and development, commercial and administrative	(251)	(4)	(181)	(3)	(681)	(6)	(383)	(4)
Other operating expenses	(753)	(11)	(649)	(13)	(1,445)	(13)	(864)	(10)
Gross Value Added	3,267	50	2,505	48	5,569	51	4,621	51
Depreciation and depletion	(494)	(8)	(284)	(5)	(853)	(8)	(574)	(6)
Net Value Added	2,773	42	2,221	43	4,716	43	4,047	45
Received from third parties								
Financial revenue	508	8	326	6	574	5	732	8
Result of investment participations	37	-	715	14	(299)	(3)	152	2
Discontinued operations	1,770	27	184	4	1,770	16	184	2
Pension plan actuarial deficit (*)	(22)	-	(312)	(6)	(22)	-	(312)	(4)
Total Value Added	5,066	77	3,134	61	6,739	61	4,803	53
Distribution of Value Added								
Employees	555	11	474	15	981	14	766	16
Government	49	1	186	6	461	7	502	11
Third parties' capital	1,433	28	653	21	2,268	34	1,402	29
Stockholders' remuneration	1,774	35	1,282	41	1,774	26	1,298	27
Retained earnings	1,255	25	539	17	1,255	19	835	17
	5,066	100	3,134	100	6,739	100	4,803	100

(*) Recorded as prior year adjustment directly to stockholders' equity



8- LABOR AND SOCIAL INDICATORS (ADDITIONAL INFORMATION)

Years ended December 31   In millions of *reais*

	Parent Company				Consolidated (unaudited)			
Basis for computation	2001			2000	2001			2000
Gross revenues	6,617			5,169	11,015			9,048
Operating profit	1,820			1,420	3,020			2,486
Gross payroll	375			304	626			573

	2001			2000			2001			2000		
		% of			% of			% of			% of	
Labor indicators	Amount	Gross payroll	Operating profit	Amount	Gross payroll	Operating profit	Amount	Gross payroll	Operating profit	Amount	Gross payroll	Operating profit
Food	17	4	1	13	4	1	31	5	1	29	5	1
Compulsory social charges	147	39	8	140	46	10	221	35	7	222	39	9
Private pension plan (*)	45	12	3	41	13	3	51	8	2	48	8	2
Health	24	6	1	23	8	2	38	6	1	39	7	2
Education	21	6	1	15	5	1	32	5	1	25	4	1
Profit sharing	86	23	5	58	19	4	112	18	4	87	15	3
Other benefits	44	12	2	30	10	2	65	11	2	55	10	2
Total - Labor indicators	384	102	21	320	105	23	550	88	18	505	88	20

	2001			2000			2001			2000		
		% of			% of			% of			% of	
Social indicators	Amount	Operating profit	Gross revenues	Amount	Operating profit	Gross revenues	Amount	Operating profit	Gross revenues	Amount	Operating profit	Gross revenues
Taxes (**)	305	17	5	254	18	5	718	24	7	444	18	5
Social investments	27	1	-	25	2	-	133	4	1	32	1	-
Social projects and actions	20	1	-	22	2	-	126	4	1	29	1	-
Indigenous communities	7	-	-	3	-	-	7	-	-	3	-	-
Environmental expenditures	60	3	1	60	4	1	85	3	1	86	3	1
Operational	56	3	1	56	4	1	80	3	1	81	3	1
On outside programs and/or projects	4	-	-	4	-	-	5	-	-	5	-	-
Total - Social indicators	392	21	6	339	24	6	936	31	9	562	22	6

Headcount	2001	2000	2001	2000
No. of employees at end of year	13,620	11,442	22,370	22,779
No. of new hires during year	2,558	1,258	3,122	2,190

(*) The contributions to the private pension plan do not include the transferred shares from CSN to VALIA in the amount of R$ 521 (Note 9.10 (l)) and the provision for the early-retirement programs of R$ 78.

(**) Excluding social charges and the income tax and social contribution to the limit of the amount of tax credits.

Amounts relate to the percentage of participation of Parent Company's shareholdings.

9- NOTES TO THE FINANCIAL STATEMENTS ON DECEMBER 31, 2001 AND 2000

Expressed in millions

9.1- Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in logistics, geological studies and technological research services, steel and aluminum.

9.2- Presentation of Financial Statements

The financial statements have been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the following additional information regarding the Parent Company and Consolidated: Statements of Cash Flow, Value Added and the Labor and Social Indicators (pages 17, 18 and 19). The Statement of Value Added presents economic information on the wealth created by the Company (aggregate values) and the distribution of this wealth in accordance with its production factors. The presentation of this statement is encouraged by the CVM to inform society of the application of the Company's resources in projects with important social effects. The labor and Social Indicators, developed from a model suggested by the CVM, presents information about the Company's application of resources in social programs.

Certain amounts and classifications in the 2000 financial statements have been adjusted to the criteria used in 2001 for better comparability (Note 9.25).

9.3- Principles of Consolidation

(a)   The consolidated financial statements show the balances of assets and liabilities on December 31, 2001 and 2000 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly controlled companies;

(b)   All significant intercompany balances and the Parent Company's investments in its direct and indirect subsidiaries and jointly controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)   In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each company in which investments were made;

(d)   The principal figures of the companies included in the consolidation are presented in Attachment I.

9.4- Significant Accounting Policies

(a)   The Company adopts the accrual basis of accounting;

(b)   Assets and liabilities that are realizable or due more than twelve months after the balance sheet date are classified as long-term;

(c)   Marketable securities classified as cash and cash equivalents are stated at cost plus accrued income earned through the balance date;

(d)   Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)   Assets and liabilities in foreign currencies are translated at exchange rates in effect at the balance sheet date, and those in local currency are restated based on contractual indexes;

(f)   Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g)   Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the relation obtained between production and estimated capacity. Since 2001 the Company, based on technical studies, concluded for the revision of useful lives (depreciation rates) of certain equipment/installations. The effects of such revision generated a net reduction of approximately R$ 135 on the result of 2001;

(h)   Pre-operating costs except for financial charges related to large-scale projects are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to the Sossego and Salobo copper projects;

(i)   The financial statements of the Parent Company reflect management's proposal for appropriation of the net income for the year, for the approval of the Annual General Meeting.

9.5-   Cash and Cash Equivalents

	Parent Company		Consolidated	
	2001	2000	2001	2000
Marketable securities related to CDI (*)	292	1,323	292	1,323
Marketable securities time deposit / overnight	-	-	1,536	341
Fixed-yield bond investments (funds)	163	128	563	602
Government securities (NBC-E, NTN-D, LFT)	189	117	200	150
Others	1	1	217	226
	645	1,569	2,808	2,642

(*) For part of these investments the Company, contracted swap operations with financial institutions, related to interest rate and/or currency variations.

9.6-   Accounts Receivable from Customers

	Parent Company		Consolidated	
	2001	2000	2001	2000
Domestic	360	401	349	395
Export	600	1,089	1,220	913
	960	1,490	1,569	1,308
Allowance for doubtful accounts	(22)	(19)	(53)	(30)
Allowance for ore weight credits	(18)	(12)	(19)	(12)
	920	1,459	1,497	1,266

9.7- Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:

	Assets		Liabilities	
	2001	2000	2001	2000
Subsidiaries				
Rio Doce International Finance Ltd.	675	98	1,153	1,241
Itabira Rio Doce Company Limited - ITACO	398	882	235	36
Mineração Tacumã Ltda.	215	48	1	-
CVRD Overseas Ltd.	76	95	838	597
Docepar S.A.	66	5	-	1
SIBRA Eletrosiderúrgica Brasileira S.A.	58	39	37	4
Brasilux S.A.	56	-	15	18
Vale do Rio Doce Alumínio S. A . - ALUVALE	32	19	123	75
Others	121	140	185	182
	1,697	1,326	2,587	2,154
Jointly controlled companies				
ALUNORTE - Alumina do Norte do Brasil S.A.	741	649	176	86
Ferrovia Centro-Atlântica S.A.	177	185	4	34
Salobo Metais S.A.	164	148	-	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	80	66	58	15
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	48	41	65	45
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	46	57	11	75
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	41	34	40	43
Others	109	80	52	17
	1,406	1,260	406	315
Affiliates	37	14	-	-
	3,140	2,600	2,993	2,469
Represented by:				
Commercial balances (sales and purchases of products and services) (*)	773	1,241	224	228
Short-term financial balances	1,011	200	716	421
Long-term financial balances	1,356	1,159	2,053	1,820
	3,140	2,600	2,993	2,469

(*) Included in "Accounts receivable from customers" and "Payable to suppliers and contractors."

The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs from sales and services and financial income and expenses, are as follows:

	Parent Company			
	Income		Expense / cost	
	2001	2000	2001	2000
ALUNORTE - Alumina do Norte do Brasil S.A.	180	106	20	6
Brasilux S.A.	54	-	111	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	184	143	156	33
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	181	138	182	143
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	166	121	82	44
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	333	314	325	376
Companhia Siderúrgica de Tubarão - CST	348	290	-	-
CVRD Overseas Ltd.	804	187	190	46
Ferteco Mineração S.A.	105	-	2	-
Itabira Rio Doce Company Limited - ITACO	2,223	1,610	24	17
Rio Doce International Finance Ltd.	72	20	71	65
S.A. Mineração da Trindade - SAMITRI	72	133	32	2
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	133	86	-	-
Others	295	124	181	189
	5,150	3,272	1,376	921

9.8- Inventories

	Parent Company		Consolidated	
	2001	2000	2001	2000
Finished products				
. Iron ore and pellets	167	120	361	237
. Manganese	3	12	128	77
. Gold	12	8	12	8
. Aluminum	-	-	69	59
. Steel products	-	-	173	234
. Timber, pulp and paper	-	-	-	66
. Others	17	5	46	24
	199	145	789	705
Spare parts and maintenance supplies	249	182	537	463
	448	327	1,326	1,168

9.9- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Deferred assets		Deferred liabilities	
	2001	2000	2001	2000
Tax loss carryforward	225	-	-	-
Temporary differences:				
. Pension Plan	168	234	-	-
. Contingent liabilities	243	167	-	-
. Provision for losses on assets	192	37	-	-
. Provision for losses on derivative financial instruments	26	-	-	-
. Others	56	26	-	-
	685	464	-	-
Inflationary profit	-	-	13	16
Capital reserve - special monetary restatement - Law 8,200	-	-	19	39
Accelerated depreciation	-	-	11	-
Long-term sales	-	-	44	37
Total Parent Company	910	464	87	92
Consolidated companies (*)	387	556	256	291
Total Consolidated	1,297	1,020	343	383
Parent Company - short-term	613	173	-	-
Parent Company - long-term	297	291	87	92
	910	464	87	92
Consolidated - short-term (**)	628	233	46	44
Consolidated - long-term	669	787	297	339
	1,297	1,020	343	383

The realization of tax credits arising from temporary differences occurs at the time of effective payment of the provisions made, in accordance with tax law.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verão" monetary plan). It has already obtained a ruling in favor of compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling total approximately R$ 405, and the accounting effects have not yet been recognized in the financial statements.

(*)   Includes, basically, tax losses of companies in the aluminum and pulp areas, as well as temporary differences.

(**)   Recorded in the consolidated balance sheet as "Others" under current liabilities.

The amounts reported as income tax and social contribution which affected income for the year are as follows:

	2001	2000
Income before income tax and social contribution	2,694	1,984
(-) Equity in results of subsidiaries and affiliated companies	(708)	(799)
(-) Result from discontinued operations, except for gain on sale of Bahia Sul	(1,540)	(184)
(-) Provision for losses	245	57
	691	1,058
Income tax and social contribution at combined tax rates	34%	34%
Federal income tax and social contribution at statutory rates	(235)	(360)
Social contribution rate differential	-	(4)
	(235)	(364)
Adjustments to net income which modify the effect on the result for the year:		
. Income tax benefit from interest on stockholders' equity	603	436
. Fiscal incentives	54	60
. Others	(65)	17
Income tax and social contribution - Parent Company	357	149
Income tax and social contribution - consolidated companies	(98)	(160)
Total consolidated	259	(11)

9.10- Investments

	Partici-pation %	Adjusted stockholders' equity	Adjusted net income (loss) for the year	Investments 2001	Investments 2000	Result of investment participations 2001	Result of investment participations 2000
Subsidiaries							
CELMAR S.A. - Indústria de Celulose e Papel (c)	85.00	(70)	(135)	-	56	(56)	-
Florestas Rio Doce S.A. (c)	99.85	91	10	91	112	10	(3)
Itabira Internacional Serviços e Comércio Lda. (a, h)	99.99	759	242	759	517	242	173
Navegação Vale do Rio Doce S.A. - DOCENAVE (c)	100.00	351	(44)	351	395	(44)	16
Rio Doce Europa Serviços e Comércio - RDE (a, i)	99.80	2,222	133	2,218	614	202	147
S.A. Mineração da Trindade - SAMITRI (d, k)	100.00	-	1	792	1,327	1	9
SIBRA Eletrosiderúrgica Brasileira S.A. (c, d, e)	98.16	210	69	509	518	71	-
Vale do Rio Doce Alumínio S.A. - ALUVALE (c, f, j)	94.74	827	146	783	678	138	283
Ferteco Mineração S.A. (d, o)	100.00	186	(60)	1,214	-	(60)	-
Others (c, n)				318	469	19	(19)
				7,035	4,686	523	606
Jointly controlled companies							
Bahia Sul Celulose S.A. (c, q)	-	-	-	-	404	-	-
Celulose Nipo-Brasileira S.A. - CENIBRA (c, m)	-	-	-	-	314	-	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (b, c)	50.00	14	(38)	7	26	(19)	3
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (b, c)	50.89	80	25	41	35	13	11
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (b, c)	50.90	58	28	30	23	14	7
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (b, c)	51.00	83	(14)	42	61	(7)	18
Companhia Siderúrgica de Tubarão - CST (b, d, e)	22.85	2,857	62	504	505	14	52
Companhia Siderúrgica Nacional - CSN (c, l)	-	-	-	-	432	108	58
Minas da Serra Geral S.A. - MSG (b, c)	51.00	51	12	26	30	6	7
Samarco Mineração S.A. (b)	50.00	452	106	226	-	59	-
Others (b, c)				96	56	3	1
				972	1,886	191	157
Affiliated companies							
Ferroban - Ferrovias Bandeirantes S.A. (c)	18.74	21	(110)	4	24	(21)	(9)
Fertilizantes Fosfatados S.A. - FOSFERTIL (e)	10.96	512	124	56	49	14	10
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (d, e)	11.46	3,619	5	415	481	1	35
				475	554	(6)	36
Investments at cost				4	4	-	-
				8,486	7,130	708	799
Provision for losses							
CELMAR S.A. - Indústria de Celulose e Papel (c)				(59)	-	(59)	-
Companhia Ferroviária do Nordeste (c)				(33)	-	(33)	-
DOCEPAR S.A. (c)				(37)	(57)	20	(57)
Ferrovia Centro-Atlântica S.A. (c, g)				-	-	(97)	-
Pará Pigmentos S.A.				-	-	(58)	-
Others				(10)	-	(18)	-
				(139)	(57)	(245)	(57)
Amortization of goodwill				-	-	(437)	(27)
Others				-	-	11	-
Total				8,347	7,073	37	715

(a) Equity in companies located abroad is converted into local currency at rates in effect on the financial statements date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;

(b) Notwithstanding the stockholdings, the classification as a jointly controlled company results from the degree of control exercised by the Company, which is shared with other partners;

(c) Companies whose financial statements were examined by other independent auditors;

(d) Goodwill and negative goodwill on investments are as follows:

	2001	2000
Goodwill		
SIBRA Eletrosiderúrgica Brasileira S.A. (included R$ 29 of goodwill on CPFL)	332	412
Caemi Mineração e Metalurgia S.A. (indirectly through ITACO)	517	-
Ferteco Mineração S.A. (indirectly through Zagaia)	1,028	-
Pará Pigmentos S.A.	-	83
S.A. Mineração da Trindade - SAMITRI (merged on October 1, 2001)	792	809
Mineração SOCOIMEX S.A. (merged on August 31, 2000)	60	77
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	-	55
Others	96	91
	2,825	1,527
Negative goodwill		
Bahia Sul Celulose S.A.	-	(14)
Companhia Siderúrgica Nacional - CSN	-	(46)
Companhia Siderúrgica de Tubarão - CST	(149)	(149)
	(149)	(209)

Goodwill was amortized as follows:

	2001	2000
Ferrovia Centro-Atlântica S.A. (c, g)	(147)	-
Gulf Industrial Investment Co. - GIIC (a, c, h, i)	(60)	-
Pará Pigmentos S.A.	(83)	(14)
SIBRA Eletrosiderúrgica Brasileira S.A. (c, e)	(81)	(5)
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	(55)	(8)
Others (a, c, i)	(11)	-
	(437)	(27)

(e) Investments in companies that were listed on stock exchanges in 2001:

	Book Value	Market Value
Companhia Siderúrgica de Tubarão - CST	504	265
Fertilizantes Fosfatados S.A. - FOSFERTIL	56	96
SIBRA Eletrosiderúrgica Brasileira S.A. (preferred shares)	259	93
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	415	134

The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges;

(f) Indirect holdings through ALUVALE:

	Partici- pation %	Adjusted stockholders' equity	Investments		Result of investment participations	
			2001	2000	2001	2000
ALBRAS - Alumínio Brasileiro S.A. (c)	51.00	223	114	97	17	125
ALUNORTE - Alumina do Norte do Brasil S.A. (c)	45.58	526	240	212	(23)	12
Mineração Rio do Norte S.A. (c)	40.00	605	242	217	98	74
Valesul Alumínio S.A. (c)	54.51	225	123	99	23	22
Own operations			64	53	23	50
			783	678	138	283

(g) The investment of CVRD in Ferrovia Centro-Atlântica S.A. is held through its subsidiary Mineração Tacumã S.A.;

(h)   Indirect holdings through Itabira Internacional Serviços e Comércio Lda.:

	Investments		Result of investment participations	
	2001	2000	2001	2000
California Steel Industries, Inc. - CSI (a, c)	-	226	58	58
CVRD Overseas Ltd. (a)	-	60	25	-
Gulf Industrial Investment Co. - GIIC (a, c, d)	-	182	3	3
Rio Doce Manganèse Europe - RDME (a, c)	-	71	8	5
S.A. Mineração da Trindade - SAMITRI	-	-	-	6
Siderar Sociedad Anónima Industrial y Comercial (a, c)	-	29	5	3
Vale do Rio Doce Alumínio S.A. - ALUVALE (c)	-	38	2	16
Itabira Rio Doce Company Limited - ITACO (a)	-	-	35	72
Other participations (a)	-	27	6	10
Itabira Internacional Serviços e Comércio Lda. (a)	759	(116)	100	-
	759	517	242	173

In July 2001, Itabira Rio Doce Company Limited - ITACO was sold to Rio Doce International Finance Ltd., a wholly owned subsidiary of Rio Doce Serviços e Comércio - RDE;

(i)   Indirect holdings through Rio Doce Europa Serviços e Comércio - RDE:

	Partici-pation %	Adjusted stockholders' equity	Investments		Result of investment participations	
			2001	2000	2001	2000
Caemi Mineração e Metalurgia S.A. (a, d, p)	16.82	911	670	-	-	-
California Steel Industries, Inc. - CSI (a, c)	50.00	512	256	-	(3)	-
CVRD Overseas Ltd. (a)	100.00	173	173	-	77	-
Camelback Corporation (a,c)	100.00	116	116	-	-	-
Gulf Industrial Investment Co. - GIIC (a, c)	50.00	176	88	-	12	-
Itabira Rio Doce Company Limited - ITACO (a, j, m)	99.99	976	976	-	(82)	-
Rio Doce Manganèse Europe - RDME (a, c)	100.00	82	82	-	12	-
Siderar Sociedad Anónima Industrial y Comercial (a, c)	4.85	722	35	-	-	-
Vale do Rio Doce Alumínio S.A. - ALUVALE (c, j)	5.26	827	44	-	6	-
Other participations (a)			30	-	8	-
Own operations (a)			(252)	614	172	147
			2,218	614	202	147
Amortization of goodwill - Rio Doce Manganèse Europe - RDME			-	-	(9)	-
Amortization of goodwill - Gulf Industrial Investment Co. - GIIC			-	-	(60)	-
			2,218	614	133	147

(j)   The consolidated shareholding in Vale do Rio Doce Alumínio S.A. - ALUVALE is 100%, the subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital;

(k)   In May 2000, the Company, together with its subsidiary ITACO, acquired control of S.A. Mineração da Trindade - SAMITRI for a total price of R$ 971. This acquisition gave rise to goodwill of R$ 658.

In September 2000, through a public offer on the São Paulo Stock Exchange - BOVESPA, CVRD acquired 36.24% of the capital of Samitri for a price of R$ 70.42 per lot of 1,000 shares, increasing its shareholding to 99.30% of the total capital. With these acquisitions the total goodwill increased to R$ 809.

In February 2001, an Extraordinary General Meeting approved the incorporation of the SAMITRI shares. The minority stockholders received preferred class A shares issued by CVRD, which were in treasury, in the proportion of one CVRD share to 628 SAMITRI shares. This operation resulted in additional goodwill of R$ 4, for a total goodwill of R$ 813, which is being amortized based on the expected future profitability of SAMITRI. In October 2001, an Extraordinary General Meeting approved the merger of S.A. Mineração da Trindade - SAMITRI into CVRD;

(l)   In March 2001, CVRD withdrew from CSN by unwinding the cross-participation relationship between the companies. This transaction created the opportunity to address and resolve the following questions:

(1) The signing of a contract with CSN which guarantees to the Company certain preemptive rights, for a period of thirty years, as follows: (a) purchase of any iron ore surplus produced by the Casa de Pedra Mine; (b) the lease and acquisition of the Casa de Pedra Mine; (c) the development of a pelletizing plant supplied by iron ore produced by that mine, if CSN decides to enter into a joint venture with third parties. Conversely, CSN has the right of preference in constructing, in conjunction with the Company, any greenfield steel making project which the Company decides to implement under its own control over the next five years;

(2) The transfer to VALIA of its interest in CSN (10.33% of CSN's total capital), (which will not participate in the CSN shareholders' agreement). These shares were valued at approximately R$ 521 million, R$ 70.22 per lot of 1000 shares, based on the weighted average price of the last thirty trading sessions at BOVESPA in the period ended on March 9, 2001. This transaction generated a gain for the Company, eliminated VALIA´s actuarial deficit and significantly increased the Company's borrowing capacity; and

(3) This operation resulted in a gain on investments accounted for by the equity method of R$ 108 and a gain of R$ 10 on the sales of shares to VALIA, which is recorded as "Others - Result of investment participants".

(m) In September 2001, CVRD concluded the sale of Celulose Nipo-Brasileira S.A. - CENIBRA to the Japan Brazil Paper and Pulp Resources Development Co., which exercised its right to purchase 51.48% of the shares held by its subsidiary Itabira Rio Doce Company Limited - ITACO for US$ 671. This transaction resulted in a gain of R$ 1,472 included in discontinued operations;

(n) In September 2001, CVRD acquired 99.99% of the quotas of Belém - Administrações e Participações Ltda. for R$ 68, while its wholly-owned subsidiary Docepar S. A. acquired the remaining 0.01%.

Belém is a non-operational limited liability company that has a 9.9% holding in Empreendimentos Brasileiros de Mineração S. A. - EBM, which in turn owns 51% of Minerações Brasileiras Reunidas S. A. - MBR, an unlisted Brazilian company that produces iron ore;

(o) In April 2001, the CVRD through its wholly-owned subsidiary Zagaia Participações S.A. acquired from Thyssen Krupp Stahl AG (TKS) 100% of the total capital Ferteco Mineração S.A. for approximately R$ 1,167;

(p) In December 2001, CVRD, acting through its wholly-owned foreign subsidiary ITACO, acquired all the shares of Amazon Iron Ore Overseas Co., Ltd. (AMAZON) from Cayman Iron Ore Investment Co., Ltd., a wholly-owned subsidiary of Japan's Mitsui & Co., Ltd. (MITSUI) for US$ 279.

AMAZON holds 659,375,000 common shares of Caemi Mineração e Metalurgia S.A. (CAEMI), corresponding to 50% of its voting capital. Caemi is a Brazilian company headquartered in Rio de Janeiro, with stakes in the iron ore, kaolin, refractory bauxite and railroad sectors.

This acquisition was approved by the European Commission subject to the commitment to sell the participations of Caemi in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets. The commitment satisfies the only reservation expressed by the Commission regarding the antitrust aspects of the deal.

With the conclusion of the transaction, CVRD and Mitsui each hold 50% of Caemi's common shares;

(q) In April 2001, CVRD sold 32% of the capital of Bahia Sul Celulose S.A. to Companhia Suzano de Papel for US$ 318 (R$ 687). This transaction resulted in a gain of R$ 230 included in discontinued operations;

(r) The total of R$ 3,113 (R$ 2,297 in 2000) of investments on the consolidated balance sheet is represented mainly by investments in affiliated companies and goodwill in subsidiary and jointly held companies, presented in item (d) above;

(s) Attachment II presents additional information about the companies in the areas of aluminum and pellets.

9.11- Property, Plant and Equipment

(a)   By business area:

	Parent Company				Consolidated			
			2001	2000			2001	2000
	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net
Ferrous - Northern System								
Mining	1,537	(737)	800	776	1,537	(737)	800	776
Railroads	2,658	(982)	1,676	1,620	2,658	(982)	1,676	1,620
Ports	514	(241)	273	253	514	(241)	273	253
Construction in progress	385	-	385	232	385	-	385	232
	5,094	(1,960)	3,134	2,881	5,094	(1,960)	3,134	2,881
Ferrous - Southern System								
Mining	2,479	(1,466)	1,013	783	3,539	(2,047)	1,492	1,130
Railroads	3,027	(1,837)	1,190	1,104	3,027	(1,837)	1,190	1,104
Ports	559	(429)	130	128	763	(473)	290	128
Construction in progress	386	-	386	343	427	-	427	352
	6,451	(3,732)	2,719	2,358	7,756	(4,357)	3,399	2,714
Pelletizing	605	(436)	169	146	1,625	(1,024)	601	766
Construction in progress	388	-	388	152	412	-	412	187
	993	(436)	557	298	2,037	(1,024)	1,013	953
Energy (*)	190	(15)	175	140	203	(16)	187	140
Construction in progress	149	-	149	58	149	-	149	58
	339	(15)	324	198	352	(16)	336	198
Total ferrous	12,877	(6,143)	6,734	5,735	15,239	(7,357)	7,882	6,746
Non-ferrous								
Potash	110	(35)	75	59	110	(35)	75	59
Gold	615	(418)	197	321	615	(418)	197	321
Research and projects	42	(22)	20	20	164	(25)	139	120
Kaolin	-	-	-	-	231	(48)	183	124
Construction in progress	58	-	58	59	86	-	86	84
	825	(475)	350	459	1,206	(526)	680	708
Logistics	901	(515)	386	385	1,756	(847)	909	899
Construction in progress	51	-	51	14	86	-	86	53
	952	(515)	437	399	1,842	(847)	995	952
Holdings								
Steel	-	-	-	-	1,806	(691)	1,115	1,139
Pulp and paper	-	-	-	-	36	(4)	32	1,220
Aluminum	-	-	-	-	2,303	(1,188)	1,115	1,208
Ferro-alloys	-	-	-	-	638	(326)	312	273
Other participations	-	-	-	-	3	-	3	-
Construction in progress	-	-	-	-	597	-	597	280
	-	-	-	-	5,383	(2,209)	3,174	4,120
Corporate	88	(41)	47	48	88	(41)	47	48
Construction in progress	13	-	13	8	13	-	13	8
	101	(41)	60	56	101	(41)	60	56
Total	14,755	(7,174)	7,581	6,649	23,771	(10,980)	12,791	12,582

(b)   By classification of asset:

	Parent Company				Consolidated			
			2001	2000			2001	2000
	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net
Land and buildings	1,484	(626)	858	1,016	2,818	(1,131)	1,687	1,970
Installations	4,165	(2,596)	1,569	1,480	7,781	(4,438)	3,343	3,386
Equipment	893	(534)	359	288	2,473	(1,301)	1,172	1,682
Ships	-	-	-	-	500	(249)	251	384
Railroads	5,138	(2,693)	2,445	2,168	5,369	(2,763)	2,606	2,291
Mineral rights	429	(161)	268	255	657	(201)	456	434
Forests	-	-	-	-	31	(9)	22	335
Others	1,216	(564)	652	576	1,987	(888)	1,099	846
	13,325	(7,174)	6,151	5,783	21,616	(10,980)	10,636	11,328
Construction in progress	1,430	-	1,430	866	2,155	-	2,155	1,254
Total	14,755	(7,174)	7,581	6,649	23,771	(10,980)	12,791	12,582

(*) The increase in the energy area refers to the recording as a fixed asset of the investment in the Porto Estrela Hydroelectric Plant. CVRD has an equal 1/3 interest in this undertaking along with the Companhia Energética de Minas Gerais (Cemig) and Coteminas. The project required investments of R$ 101, with CVRD's initial share of the power output being destined for the Tubarão Complex in Espírito Santo State. The plant has been in commercial operation since December 1, 2001.

The average annual depreciation rates are 3% for buildings, from 2% to 10% for installations, from 10% to 20% for equipment, and from 1% to 4% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

Depreciation, amortization and depletion of property, plant and equipment have been allocated to cost of production and services and to administrative expenses as follows:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Cost of production and services	484	272	799	638
Administrative expenses	19	14	28	25
	503	286	827	663

9.12- Loans and Financing

Short-term

	Parent Company		Consolidated	
	2001	2000	2001	2000
Trade finance	927	576	1,713	1,242
Working capital	-	-	32	31
	927	576	1,745	1,273

The average annual interest rates on short-term loans and financing in 2001 and 2000 were, respectively, 4.96% and 6.93%.

Long-term

	Parent Company				Consolidated			
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities	
	2001	2000	2001	2000	2001	2000	2001	2000
Foreign operations								
Loans and financing maturing up to 2011, in:								
U.S. dollars	282	274	1,774	1,495	686	556	3,178	2,544
Yen	19	19	63	8	83	81	191	193
Other currencies	1	1	1	2	4	4	179	155
Notes in U.S. dollars	-	-	1,160	978	-	-	1,160	988
Securitization of exports	-	-	-	-	9	-	722	587
Perpetual notes	-	-	-	-	-	-	129	108
Accrued charges	46	64	-	-	64	93	-	-
	348	358	2,998	2,483	846	734	5,559	4,575
Local operations								
Indexed by TJLP, TR(*) and IGP-M	8	7	48	16	137	108	261	486
Basket of currencies	27	23	63	77	35	29	92	156
Loans in U.S. dollars	2	8	210	-	38	89	826	436
Other currencies	-	-	-	9	-	-	-	-
Non-convertible debentures	-	-	7	7	-	-	27	7
Accrued charges	2	4	-	-	7	10	-	-
	39	42	328	109	217	236	1,206	1,085
	387	400	3,326	2,592	1,063	970	6,765	5,660

(*) TR - Reference Rate

(a)   Foreign currency loans and financing were converted into *reais* at exchange rates effective on the financial statements date, with US$ 1.00 equal to R$ 2.3204 on 12/31/01 (R$ 1.9554 on 12/31/00) and ¥ 1.00 equal to R$ 0.017707 on 12/31/01 (R$ 0.017082 on 12/31/00);

(b)   Certain loans and financing have specific guarantees. Concerning to the balance payable on 12/31/01 these guarantees include:

	Parent Company	Consolidated
- Federal Government guarantees	714	969
- Third-party guarantees	90	90
- Mining rights and mortgaged lands	-	35
- Ships	-	117
- Other assets	-	840
	804	2,051

   The Parent Company´s loans and financing with Federal Government guarantees are subject to full contra-guarantees;

(c)   Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 12/31/01:

	Parent Company	Consolidated
2003	1,139	2,015
2004	1,384	2,027
2005	287	819
2006	172	558
2007 onward	344	1,346
	3,326	6,765

(d)   Long-term external and domestic loans and financing were subject to annual interest rates on 12/31/01 as follows:

	Parent Company	Consolidated
Up to 7%	2,313	4,580
7.1 to 9%	101	1,586
9.1 to 11%	1,179	1,257
Over 11%	120	405
	3,713	7,828

(e)   The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 12/31/01 are close to their market values;

(f)   The Company's loans and financing, by currencies/index in:

2001



R$ 4,640

2000



R$ 3,568

(g) Consolidated loans and financing, broken down by currencies/index in:



2001

IGP-M
2%
Basket of currencies
2%
TJLP
3%
Yen
3%
Dollar
90%

R$ 9,573

2000

Basket of currencies
2%
IGP-M
3%
Yen
3%
Others
2%
TJLP
5%
Dollar
85%

R$ 7,903

9.13 - Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD's major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:

Tranches	Amount (US$ million)	Maturity	Grace Period (years)	Yield to Investor (p.y.)
1	25	10/15/2007	2	8.682%
2 (insured)	125	10/15/2007	2	Libor+0.65%
3	150	10/15/2010	3	8.926%

The balance of this operation in 2001 totals R$ 706 (R$ 10 in current liabilities and R$ 696 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 9.7).

9.14 - Contingent Liabilities

At the financial statement dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits, considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

	Judicial deposits		Provisions for contingencies	
	2001	2000	2001	2000
Tax contingencies	284	90	308	132
Labor claims	109	111	300	214
Civil claims	4	2	273	239
Marketable securities	114	98	-	-
Others	5	2	13	12
Total Parent Company	516	303	894	597
Consolidated companies	112	87	323	156
Total consolidated	628	390	1.217	753
Consolidated - short term (*)	3	3	-	-
Consolidated - long term	625	387	1.217	753
	628	390	1.217	753

(*) Recorded under "others" in current assets.

The Company and its subsidiaries are parties to labor, civil, tax and other suits have been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

Tax contingencies relate principally to a legal process claiming unconstitutionality of the change in the calculation basis of PIS and COFINS social contribution introduced by Law 9,718/98.

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Marketable securities are related to guarantees of civil claims.

(b)   Guarantees given to jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:

	2001	2000
ALBRAS - Alumínio Brasileiro S.A.	840	728
ALUNORTE - Alumina do Norte do Brasil S.A.	170	147
Bahia Sul Celulose S.A.	-	257
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	93	78
Ferrovia Centro-Atlântica S.A.	271	83
Salobo Metais S.A.	165	141
Sepetiba Tecon S.A.	59	7
Others	5	18
	1,603	1,459

The breakdown of guarantees by currency is:

	2001	2000
U.S. Dollar	1,118	1,104
Real	485	355
	1,603	1,459

(c)   Upon privatization of the Company in 1997, debentures were issued to the then stockholders, including the federal government. The maturity dates of these debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from subsequent mineral discoveries.

At present, the debentures cannot be traded. They may only be traded three months after the federal government sells its 27.4% share of the CVRD voting capital, which is currently under way. At this time the Company will be obliged to register the debentures with the CVM to allow their negotiation.

According to the regulations of the Brazilian Central Bank, the pre-privatization stockholders who held their shares through American Depositary Receipts (ADRs) were not authorized to receive debentures or any other financial benefits related to same. The Company will present a new request to the Central Bank, but there is no guarantee that it will be granted.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenues from determined mineral resources held by the Company in May 1997, as per the table below:

Area	Mineral	Required payments by CVRD
Southern System	Iron ore	1.8% of net revenue, after total production from May 1997 exceeds 1.7 billion tons.
Northern System	Iron ore	1.8% of net revenue, after total production from May 1997 exceeds 1.2 billion tons.
Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercial production.
Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total production from the beginning of commercial production exceeds 70 tons of gold.
Fazenda Brasileiro	Gold	2.5% of net revenue after total production from the beginning of commercial production exceeds 26 tons.
Other areas, excluding Carajás/ Serra Leste	Gold	2.5% of net revenue.
Other areas owned as of May 1997	Other minerals	1% of net revenue, four years after the beginning of commercial production.
All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

Based on current production levels and estimates for new projects, the forecast is to start payments referring to copper resources in 2004, iron ore in approximately 2012, and other types of minerals in later years. The obligation to make payment to the debenture holders will expire when the pertinent mineral resources are depleted.

(d)   The Company has commitments under a take-or-pay contract to acquire approximately 175,950 tons of aluminum per year from ALBRAS at market prices. This estimate is based on 51% of the estimated output of ALBRAS at a market price of US$ 1,453.66 per ton on December 31, 2001, representing an annual commitment of R$ 593. The same applies to 437,214 tons of alumina per year produced by ALUNORTE, which at a market price of US$ 176.08 per ton on December 31, 2001 represents a yearly commitment of R$ 179. The effective take of ALBRAS was R$ 510 and R$ 474 in 2001 and 2000, respectively, and directly from ALUNORTE (net of the take assigned to ALBRAS), was R$ 84 and R$ 102 in 2001 and 2000, respectively.

9.15 - Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. In 2001, the provision for environmental liabilities amounted to R$ 66 (R$ 28 in 2000).

9.16 - Pension Plan - VALIA

The Fundação Vale do Rio Doce de Seguridade Social - VALIA is a non-profit entity, legally separate from the CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.

The Company and various of its subsidiaries and affiliated companies are sponsors of VALIA, in the following benefit plans:

(a)   Benefit Plan

Defined Benefit Plan - " BD"

A pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of VALIA. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

Mixed-Benefit Plan - " Vale Mais"

On December 28, 1999, the federal government's Secretariat of Complementary Social Security, through Announcement No. 866-SPC/COJ, approved the new mixed plan to be instituted by the Foundation, which offers programmable retirement income benefits of the defined contribution type, independent of government Social Security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors.

" Vale Mais" was established in May 2000 and nearly 98.7% of then active participants migrated to the new plan.

The contributions of the sponsors are as follows:

- Ordinary contribution - Destined to accrue the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed ten "plan reference units" (this limit was R$1,383.86 in December 2001).

- Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

- Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

- Special contribution - Destined to cover any special commitment that may arise.

During 2001, the Company made contributions to VALIA in the amount of R$ 45 (R$ 41 in 2000) to fund the benefit plans it sponsors.

(b)   Actuarial liability

This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, in the amount of R$ 461 and an additional amount of R$ 33 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2001 and represent the current value of the benefits and pensions. Part is recorded in "Pension Plan-VALIA" in current liabilities - R$ 65 (R$ 59 in 2000) and part in long-term liabilities - R$ 429 (R$ 361 in 2000).

CVRD decided to record the actuarial liabilities referring to the plans it sponsors as set forth in CVM Deliberation 371, issued on December 13, 2000, directly in net assets for December 31, 2001, net of the corresponding tax effects. The actuarial appraisal of the plans employed the projected unitary credit method, with the assets from plans positioned as of December 31, 2001. The parent company intends to amortize the actuarial gains or losses starting in 2002, in conformity with the referred Deliberation.

Reconciliation of assets and liabilities recognized on the balance sheet as of December 31, 2001

	Parent Company
Present value of actuarial assets integrally or partially covered	(3,222)
Fair value of plan assets	3,189
Present value of actuarial obligations in excess of fair value of assets	(33)
Fiscal effects	11
	(22)

Projected expenses to recognize in 2002

	Parent Company
Cost of current service	3
Cost of interests	187
Expected gain on plan assets	(186)
Total	4

Actuarial premises adopted in calculation

Discount rate of contract obligation	6% p.a.
Expected return rate on assets	6% p.a.
Estimated salary increase index	1.82% p.a. until 47 years
Estimated benefits increase index	0% p.a. since 48 years old
Inflation rate	0% p.a.

Economical assumptions	
Mortality table	GAM 1971
Disabled mortality table	IAPC-57
Invalidity entrance table	*Álvaro Vindas*

As already mentioned, the rate of migration and adhesion to the new plan was above 98% of active employees, thus requiring an actuarial appraisal. This appraisal, conducted by independent actuaries, found a deficit in the mathematical reserves of, on December 31, 1999, R$ 312 (net of tax effects), which was recognized as a liability, and charged to retained earnings . On March 15, 2001, the Company fully amortized the then-existing shortfall, by transferring all its interest (10.33%) in Companhia Siderúrgica Nacional - CSN, in the amount of R$ 520, including therein the portion which was the responsibility of its subsidiaries and affiliated companies.

(c) Subsidiaries and affiliated companies

Some subsidiary and affiliated companies that do not participate in the social security plan through VALIA also record their actuarial liabilities referring to the plans they sponsor as set forth in CVM Deliberation 371 of December 13, 2000.

9.17 - Capital

The Company's capital is R$ 4 billion, corresponding to 388,559,056 book shares, of which 249,983,143 are common shares, 138,575,913 are preferred class "A" shares, the latter including one special preferred share ("Golden Share"), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

The Extraordinary General Meeting held on 04/25/01 approved the increase of capital from R$ 3 billion to R$ 4 billion, without issue of new shares, through the capitalization of reserves in the amount of R$ 1 billion.

On 12/31/01 the Company's capital is comprised as follows:

Stockholders	Commom	%	Preferred	%	Total	%
Valepar S.A.	105,443,070	42	-	-	105,443,070	27
Brasilian Government (National Treasury / BNDES/ INSS / FPS) (b)	78,788,839	32	5,075,341	4	83,864,180	22
American Depositary Receipts - ADRs	-	-	57,754,261	42	57,754,261	15
Litel Participações S.A. (a)	25,272,641	10	-	-	25,272,641	7
BNDESPar	11,672,271	5	1,251,980	1	12,924,251	3
Clube de Investimentos dos Empregados da Vale - INVESTVALE	10,362,069	4	269,100	-	10,631,169	3
Foreign - institutional investors	4,791,199	2	36,056,429	26	40,847,628	10
Brazil - institutional investors	4,464,276	2	21,244,238	15	25,708,514	7
Brazil - retail investors	4,473,608	2	16,924,473	12	21,398,081	5
Treasury stock	4,715,170	1	91	-	4,715,261	1
Total	249,983,143	100	138,575,913	100	388,559,056	100

(a) Litel is the corporate vehicle pursuant to which Previ, Petros, Funcef and Fundação CESP, each of which is a Brazilian pension fund, hold common shares in CVRD and Valepar.

(b) The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continued the privatization process started in 1997, as per the terms of the Privatization Rules, sold on 03/21/02 78,787,838 common shares of CVRD.

As of 12/31/01, the number of holders of record who are residents of Brazil was 21,862. These shareholders owned 288,365,846 shares, representing 74.2% of the capital stock.

Members of the Board of Directors, as a group, hold 17 common shares and 209 preferred shares.

9.18- American Depositary Receipts (ADR) Program

On 06/20/00, the Company obtained ADR registration (Level 2) from the United States Securities and Exchange Commission (SEC), beginning a process for its shares to be traded on the New York Stock Exchange (NYSE). From 03/21/02, after the sale process of shares of BNDES and the Government, the common shares begun to be traded on NYSE. Each ADR represents 1 (one) preferred Class "A" or common share, traded under the code "RIOPR" and "Rio", respectively.

9.19- Treasury Stock

Board of Directors, as per Article 13, XV, of the Bylaws and Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved acquisition by the Company of its own shares to be held in treasury (Notes 9.17 and 9.20) for later sale or cancellation.

An Extraordinary General Meeting held on 10/24/01 authorized acquisition of up to 19 million nominative book shares, with no par value, with 14 million being common shares and 5 million preferred shares, to hold in treasury for later sale or cancellation, with no reduction in company capital. Up to 12/31/01, 4,715,170 common and 91 preferred shares had been so acquired at a cost of R$ 131.

Class	Shares Quantity 2001	Shares Quantity 2000	Unit acquisition cost Average	Unit acquisition cost Low	Unit acquisition cost High	Average quoted market price 2001	Average quoted market price 2000
Preferred	91	3,659,311	20.03	14.02	52.40	52.44	47.11
Common	4,715,170	7,300	27.80	20.07	52.09	50.21	46.14
	4,715,261	3,666,611					

On 07/25/01 the Company exchanged on the São Paulo Stock Exchange (BOVESPA), 3,519,285 preferred shares, maintained previously in treasury, for 3,520,000 common shares, an operation with Bank of America Liberal S.A. - Corretora de Câmbio e Valores Mobiliários as intermediary.

9.20- Reserves

On December 31 these amounts were as follows:

	2001	2000
Capital reserves		
. Capital surplus	-	264
. Special monetary restatement reserve - Law 8,200/91	440	440
. Tax incentive investment reserve	-	17
. Others	4	20
	444	741
Revenue reserves		
. Expansion	3,869	3,022
. Depletion	1,506	1,506
. Unrealized income	1,272	1,710
. Legal	753	600
. Tax incentives	54	60
. Treasury stock	(131)	(73)
	7,323	6,825

The tax incentive investment reserve refers to the amount of tax exemption on profits of undertakings under the Greater Carajás Program, today administered by the Amazon Development Agency - ADA, and the gold and potash undertakings administered by the Northeast Development Agency - ADENE.

In conformity with current applicable corporate legislation, Management has proposed to retain the remaining accrued profits in the expansion reserve, to supply the necessary resources to meet the Company's capital spending budget.

In 1983, CVRD carried out a monetary restatement of its assets, with the increase accounted for as Revaluation Reserve, net of tax effects. CVRD considers that technically the referred monetary restatement of its assets is an integral part of special monetary restatement as per Law 8,200. This restatement carried out in 1983 was not a revaluation as such because this assumes, by definition, an adjustment to market prices instead of an adjustment to original prices corrected by an index representative of the loss in purchasing power of Brazilian currency.

Thus, in 2000, the amounts currently stated under the title of "reserves from revaluation of own assets" were reclassified to "capital reserve - special monetary restatement - Law No. 8,200". Adoption of this procedure will not have any effect on the stockholders' equity or results of the Company.

In June 2000, in connection with full adoption of the concept of historic cost (increased by monetary restatement up to 1995), CVRD reversed the reserve from revaluation of the assets of affiliated and jointly controlled companies in the amount of R$ 471, against the equity investments in these companies.

On 12/31/01, the Company had an excess of revenue reserves over capital. In accordance with Corporate Law (Art. 199 Law No. 6,404/76), the Board of Directors will propose at the stockholders' meeting an increase in the Company's capital with reserves, in the amount of R$ 1 billion without issuance of new shares, as follows:

Capital reserves	444
Revenue reserves	556
	1,000

9.21- Remuneration of Stockholders

Interest on stockholders' equity proposed by Management of the Company for the year ended 12/31/01 was R$ 4.61 per outstanding common and preferred share (R$ 3.33 in 2000), totaling R$ 1,774 (R$ 1,282 in 2000). Payment is in two equal installments; the first occurred on December 10, 2001 and the second will be made by April 30, 2002.

According to the Company's Bylaws, the stockholders are entitled to a mandatory dividend of 25% of the net income for the year, adjusted under the terms of corporate law. The preferred shares have the right under the Bylaws to receive mandatory and non-cumulative dividends corresponding to 6% of the Company capital.

Interest on stockholders' equity proposed for 2001 was calculated as follows:

Net income for the year	3,051
Legal reserve	(153)
Realization of unrealized income reserve	438
Tax incentives reserve	(54)
Net income adjusted	3,282
Mandatory amount - 25% (R$ 2.14 per share outstanding)	821
Statutory dividend on preferred shares (R$ 0.62 per share outstanding)	86
Interest on stockholders' equity (R$ 4.61 per share outstanding)	1,774

Pursuant to Ruling No. 207/96 of the Brazilian Securities Commission (CVM), the Company decided, as required by tax regulations, to account for interest on stockholders' equity under the heading of "Financial expenses" and to reverse the same amount in a specific account. This, however, does not appear in the financial statements because it had no effect on the final net income, except for the tax impact recorded as "Income tax and social contribution".

9.22- Financial Result

The amounts included in the income statement are as follows:

	2001	2000
Financial expenses		
Foreign debt	(254)	(227)
Local debt	(81)	(81)
Related parties, net	(135)	(122)
Others (*)	(133)	(34)
	(603)	(464)
Monetary and exchange rate variation on liabilities	(1,201)	(478)
Financial income		
Related Parties	122	114
Marketable securities	67	138
Others	3	36
	192	288
Monetary and exchange rate variation on assets	679	319
Financial income (expenses), net - Parent Company	(933)	(335)
Consolidated companies		
Financial expenses	(354)	(243)
Financial revenues	92	81
Monetary and exchange rate variation, net	(544)	(166)
Consolidated financial result, net	(1,739)	(663)

(*) Includes net losses on derivative financial instruments (Note 9.23).

9.23 - Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines generally prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The overall position of the portfolio is assessed and monitored daily to measure the financial results and the impact on cash flow. The credit limits and creditworthiness of counterparties are also reviewed periodically. The results of hedging are reported monthly to the Executive Board.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR (London Interbank Offered Rate). The portion of floating-rate debt expressed in *reais* refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 2001 and 2000.

			2001				2000
			Unrealized gain				Unrealized gain
	Notional value		(loss)	Final	Notional value		(loss)
Type	(in US$ million)	Rate range	(in R$ million)	maturity	(in US$ million)	Rate range	(in R$ million)
Cap	1,375	5.0 - 8.0%	6	Dec/04	1,200	5.0 - 8.0%	6
Floor	1,000	5.0 - 6.5%	(66)	Dec/04	850	5.0 - 6.5%	(13)
Swap	125	5.5 - 7.5%	(23)	Oct/07	125	5.5 - 7.5%	(8)
Total			(83)				(15)

Exchange Rate Risk

Exchange rate risk comes from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in *reais.* This provides a natural hedge against possible devaluations of Brazilian currency against the dollar. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

With Brazil's adoption of a floating exchange rate in January 1999, the Company adopted a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 2001 and 2000. These operations are structured forwards meant to ensure the purchase price of the following currencies:

			2001				2000
			Unrealized gain				Unrealized gain
	Notional value		(loss)	Final	Notional value		(loss)
Type	(in US$ million)	Rate range	(in R$ million)	maturity	(in US$ million)	Rate range	(in R$ million)
Yen purchased	5	¥ 70 - 110 per US$	(4)	Apr/05	15	¥ 70 - 110 per US$	(3)
Euros purchased	8	E 1.10 - 1.30 per US$	(5)	Apr/05	12	E 1.10 - 1.30 per US$	(4)
Euros sold	12	E 0.90 - 1.20 per US$	(2)	Mar/02	3	E 0.90 - 1.20 per US$	-
Total			(11)				(7)

Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future gold output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company in 2001 and 2000.

Type	2001 Quantity (oz)	2001 Price range US$/oz	2001 Unrealized gain (loss) (in R$ million)	Final maturity	2000 Quantity (oz)	2000 Price range US$/oz	2000 Unrealized gain (loss) (in R$ million)
Puts purchased	422,000	270 - 340	25	Dec/05	479,500	300 - 375	25
Calls sold	718,000	308 - 366	(8)	Dec/05	999,800	308 - 390	(9)
Other instruments	25,000		-	Nov/05	30,000		2
Total			17				18

Similarly, the jointly controlled companies ALBRAS and ALUNORTE manage the risks associated with variations in the prices of aluminum through derivatives operations, establishing an average profit for future production and ensuring a stable cash flow.

The table below provides information on the aluminum derivatives operations of ALBRAS in 2001 and 2000. CVRD owns 51% of the total voting capital of ALBRAS:

Type	2001 Quantity (ton.)	2001 Price range US$/ton.	2001 Unrealized gain (loss) (in R$ million)	Final maturity	2000 Quantity (ton.)	2000 Price range US$/ton.	2000 Unrealized gain (loss) (in R$ million)
Puts purchased	80,000	1,400 - 1,600	22	Dec/03	42,000	1,400 - 1,600	4
Forwards sold	57,000	1,400 - 1,600	18	Dec/06	67,189	1,500 - 1,700	(3)
Calls sold	56,000	1,600 - 1,800	(2)	Dec/03	123,000	1,500 - 1,700	(11)
Other instruments	132,000		(6)				-
Total			32				(9)

The table below provides information on the aluminum derivatives operations of ALUNORTE in 2001 and 2000. CVRD owns 50.31% of the voting capital and 45.58% of the total capital of ALUNORTE:

Type	2001 Quantity (ton.)	2001 Price range US$/ton.	2001 Unrealized gain (loss) (in R$ million)	Final maturity	2000 Quantity (ton.)	2000 Price range US$/ton.	2000 Unrealized gain (loss) (in R$ million)
Puts purchased	15,000	1,400 - 1,600	6	Dec/02	96,000	1,400 - 1,600	7
Forwards sold	26,000	1,400 - 1,600	10	May/03	51,000	1,600 - 1,800	(1)
Calls sold	23,000	1,600 - 1,800	-	Dec/02	157,500	1,600 - 1,800	(10)
Other instruments	74,000		(4)	Oct/03	36,000		-
Total			12				(4)

9.24 - Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars.

In millions of *reais*

	Parent Company		Subsidiaries and Affiliated Companies (*)	
Assets	2001	2000	2001	2000
Current				
Cash and banks and marketable securities	508	223	86	91
Others	1,709	1,487	821	569
	2,217	1,710	907	660
Long-term receivables	1,238	1,102	71	118
Investments	2,524	1,444	72	76
Total	5,979	4,256	1,050	854
Liabilities				
Current				
Short-term loans and financing	1,304	970	1,191	991
Others	398	268	203	225
	1,702	1,238	1,394	1,216
Long-term liabilities				
Loans and financing	3,271	2,575	1,961	1,922
Others	1,760	1,528	178	129
	5,031	4,103	2,139	2,051
Total	6,733	5,341	3,533	3,267
Net Assets (Liabilities) - R$	(754)	(1,085)	(2,483)	(2,413)
Net Assets (Liabilities) - US$	(325)	(555)	(1,070)	(1,234)

(*) Proportional to the percentage of participation

9.25 - Income Statement Reclassifications - CVRD

To facilitate comparison of the financial statements, the balances from 2000 were reclassified due to the segregation of the accounting lines for the result of operations with Cenibra and Bahia Sul, which were discontinued by the Company after sale of the holdings in these companies, and the creation of the title "Result of shareholdings".

	2001	2000
Equity result		
Equity result	2,247	983
Gain on sale of investments - CENIBRA	(1,471)	-
Equity result - CENIBRA	(14)	(115)
Equity result - Bahia Sul (CVRD and Florestas)	(54)	(69)
	708	799
Discontinued operations		
Gain on sale of investments - CENIBRA and Bahia Sul	1,702	-
Equity result - CENIBRA	14	115
Equity result - Bahia Sul (CVRD and Florestas)	54	69
	1,770	184
Other operational expenses (revenues), net		
Other operational expenses (revenues), net	(1,418)	(727)
Amortization of goodwill	437	27
Provision for losses	245	57
Others	(11)	-
	(747)	(643)
Amortization of goodwill	(437)	(27)
Provision for losses	(245)	(57)

The balances related to Bahia Sul and Cenibra were reclassified to discontinued operations.

9.26- Effects on the Statements if Adopted the Monetary Restatement (unaudited)

The main difference between the financial statements prepared according to the bylaws accounting practices and those according to the monetary restatement is due to no recognition of the net monetary restatement of permanent assets and stockholders´ equity.

Additionally, we inform briefly, the balance sheet and the statement of income by monetary restatement, according to prices on December 31, 2001 (indexed by IGP-M from Fundação Getúlio Vargas).

BALANCE SHEET

December 31

	Parent Company		Consolidated	
	2001	2000	2001	2000
Assets				
Current assets	3,990	4,642	7,235	6,745
Long-term receivables	2,507	2,336	2,824	2,776
Permanent assets				
Investments	12,708	11,488	4,821	3,696
Property, plant and equipment	12,437	11,464	20,013	20,176
Deferred charges	-	-	729	486
	25,145	22,952	25,563	24,358
	31,642	29,930	35,622	33,879
Liabilities and stockholders' equity				
Current liabilities	3,623	3,734	5,335	5,665
Long-term liabilities	7,182	7,021	9,284	8,815
Deferred income	-	-	159	195
Minority interest	-	-	7	29
Stockholders' equity				
Paid-up capital	5,916	4,873	5,916	4,873
Capital reserves	1,348	1,658	1,348	1,658
Revenue reserves	13,573	12,644	13,573	12,644
	20,837	19,175	20,837	19,175
	31,642	29,930	35,622	33,879

STATEMENT OF INCOME

Years ended December 31

	Parent Company		Consolidated	
	2001	2000	2001	2000
Net operating revenues	6,661	5,673	11,031	10,001
Cost of products and services	(3,402)	(2,883)	(5,785)	(5,584)
Gross profit	3,259	2,790	5,246	4,417
Gross margin	48.9%	49.2%	47.6%	44.2%
Operating expenses	(1,761)	(392)	(3,738)	(1,774)
Result of investment participations	1,847	210	1,847	210
Income before income tax and social contribution	3,345	2,608	3,355	2,853
Income tax and social contribution	225	104	175	(124)
Income before minority interest	3,570	2,712	3,530	2,729
Minority interest	-	-	40	(17)
Net income for the year	3,570	2,712	3,570	2,712

9.27- Segment and Geographic Information

The Company's business areas as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the pulp and paper sector and in steel making.

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLAT) as well as net income.

Parent Company

	Ferrous	Non-ferrous	Logistics	Holdings: Pulp and paper	Holdings: Aluminum	Holdings: Steel	Holdings: Others	Corporate Center	Total 2001
Results									
Sales classified by geographic destination									
External market									
Latin America	189	-	-	-	-	-	-	-	189
United States	167	331	-	-	-	-	-	-	498
Europe	1,334	-	-	-	-	-	-	-	1,334
Middle East	396	-	-	-	-	-	-	-	396
Japan	593	-	-	-	-	-	-	-	593
China	552	-	-	-	-	-	-	-	552
Asia, other than Japan and China	376	-	-	-	-	-	-	-	376
Operating revenues - external market	3,607	331	-	-	-	-	-	-	3,938
Operating revenues - internal market	1,908	168	603	-	-	-	-	-	2,679
Total operating revenues	5,515	499	603	-	-	-	-	-	6,617
Value-added taxes	(166)	(15)	(51)	-	-	-	-	-	(232)
Net operating revenues	5,349	484	552	-	-	-	-	-	6,385
Cost of products and services	(2,714)	(302)	(245)	-	-	-	-	-	(3,261)
Selling and administrative expenses	(118)	-	-	-	-	-	-	(338)	(456)
Research and development	(22)	(79)	-	-	-	-	-	-	(101)
Other operating expenses, net	(276)	(94)	-	(65)	(18)	(48)	(6)	(240)	(747)
Operation profit before financial result and result of investment participations	2,219	9	307	(65)	(18)	(48)	(6)	(578)	1,820
Financial result, net	-	-	-	-	-	-	-	(933)	(933)
Discontinued operations	-	-	-	1,770	-	-	-	-	1,770
Result of investments/participations	277	(140)	(335)	(93)	170	165	(8)	1	37
Income taxes	-	-	-	-	-	-	-	357	357
Net income for the year	2,496	(131)	(28)	1,612	152	117	(14)	(1,153)	3,051
EBITDA demonstration:									
Operation profit before financial result and result of investment participations	2,219	9	307	(65)	(18)	(48)	(6)	(578)	1,820
Depreciation, amortization and depletion	400	63	25	-	-	-	-	15	503
Dividend received	73	-	-	138	18	48	6	-	283
Other operating expenses									
Adjustments in non-cash itens:									
- Provision for contingencies	38	-	-	-	-	-	-	126	164
- Provision for loss on ICMS recoverable	139	3	-	-	-	-	-	-	142
- Write-off of property, plant and equipment	-	91	-	-	-	-	-	-	91
- Provision for early-retirement programs	-	-	-	-	-	-	-	78	78
- Provision for losses	-	-	-	65	-	-	-	-	65
- Provision for losses of inventories	61	-	-	-	-	-	-	-	61
- Amortization of goodwill	38	-	-	-	-	-	-	-	38
- Others	-	-	-	-	-	-	-	9	9
EBITDA	2,968	166	332	138	-	-	-	(350)	3,254
EBITDA % of total	91.2%	5.1%	10.2%	4.2%	-	-	-	(10.8%)	100.0%
EBITDA margin %	55.5%	34.3%	60.1%	-	-	-	-	-	51.0%
Depreciation, amortization and depletion	(400)	(63)	(25)	-	-	-	-	(15)	(503)
Dividends received	(73)	-	-	(138)	(18)	(48)	(6)	-	(283)
EBIT	2,495	103	307	-	(18)	(48)	(6)	(365)	2,468
Income tax and social contribution	-	-	-	-	-	-	-	357	357
Net operating profit less taxes (b)	2,495	103	307	-	(18)	(48)	(6)	(8)	2,825
Capital employed (a)									
- Property, plant and equipment in operation	5,427	291	386	-	-	-	-	47	6,151
- Inventories	401	47	-	-	-	-	-	-	448
- Accounts receivable	815	27	42	-	-	-	-	36	920
- Payable to suppliers and contractors	(444)	(35)	(8)	-	-	-	-	(36)	(523)
- Salaries and social charges	(45)	(7)	(2)	-	-	-	-	(64)	(118)
	6,154	323	418	-	-	-	-	(17)	6,878
Return on capital employed - ROCE (b/a)	40.5%	31.9%	73.4%	-	-	-	-	-	41.1%

The information related to year 2000 are as follows::

	2000				
	Ferrous	Non-ferrous	Logistics	Corporate Center	TOTAL
EBITDA	2,157	140	319	(213)	2,403
EBITDA % of total	89.8%	5.8%	13.3%	(8.9%)	100.0%
EBITDA margin %	53.0%	32.6%	66.3%	-	48.3%
EBIT	1,908	85	299	(297)	1,995
Net Operating profit less income tax and social contribution (b)	1,908	85	299	(148)	2,144
Capital employed (a)	6,166	441	426	22	7,055
Return on capital employed - ROCE (b/a)	30.9%	19.3%	70.2%	-	30.4%

Consolidated

	Ferrous	Non-ferrous	Logistics	Pulp and Paper	Aluminum	Steel	Holdings Others	Corporate Center	Eliminations	Total
Results										**2001**
Sales classified by geographic destination										
External market										
Latin America	585	-	151	-	96	21	-	-	(257)	596
United States	583	331	48	2	265	953	-	-	(568)	1,614
Europe	3,816	65	102	-	755	99	-	-	(1,617)	3,220
Middle East	741	-	9	-	1	-	-	-	(81)	670
Japan	1,318	-	22	-	319	-	-	-	(603)	1,056
China	1,106	4	1	-	26	91	-	-	(305)	923
Asia, other than Japan and China	1,222	-	5	-	27	7	-	-	(603)	658
Operating revenues - external market	9,371	400	338	2	1,489	1,171	-	-	(4,034)	8,737
Operating revenues - internal market	2,876	183	991	19	463	48	32	-	(2,334)	2,278
Total operating revenues	12,247	583	1,329	21	1,952	1,219	32	-	(6,368)	11,015
Value-added taxes	(269)	(20)	(84)	(1)	(56)	(9)	(2)	-	-	(441)
Net operating revenues	11,978	563	1,245	20	1,896	1,210	30	-	(6,368)	10,574
Cost of products and services	(8,076)	(336)	(885)	(17)	(1,388)	(1,078)	(30)	-	6,265	(5,545)
Selling and administrative expenses	(416)	(15)	(50)	(1)	(68)	(60)	(14)	(339)	95	(868)
Research and development	(22)	(79)	-	-	-	-	-	-	-	(101)
Other operating expenses, net	823	(108)	(236)	(148)	(4)	(37)	(9)	(240)	(1,081)	(1,040)
Operation profit before financial result and result of investment participations	4,287	25	74	(146)	436	35	(23)	(579)	(1,089)	3,020
Financial result, net	(393)	(76)	(38)	10	(213)	(96)	-	(933)	-	(1,739)
Discontinued operations	-	-	-	1,770	-	-	-	-	-	1,770
Result of investments participations	1,911	(140)	(415)	(93)	285	167	(4)	1	(2,011)	(299)
Minority interests	(4)	-	-	-	-	(3)	-	-	47	40
Income taxes	(45)	-	(5)	-	(65)	19	(1)	356	-	259
Net income for the year	5,756	(191)	(384)	1,541	443	122	(28)	(1,155)	(3,053)	3,051
EBITDA demonstration:										
Operation profit before financial result and result of investment participations	4,287	25	74	(146)	436	35	(23)	(579)	(1,089)	3,020
Depreciation, amortization and depletion	492	71	75	4	84	86	-	15		827
Dividend received	-	-	52	-	-	40	6	-		98
Other operating expenses										
Adjustments in non-cash itens:										
- Provision for contingencies	73	-	13	-	23	9	-	126		244
- Provision for loss on ICMS recoverable	139	3	-	-	-	-	-	-		142
- Write-off of property, plant and equipment	54	91	-	-	-	-	-	-		145
- Provision for early-retirement programs	-	-	-	-	-	-	-	78		78
- Provision for losses	32	14	(11)	200	-	(10)	-	-		225
- Provision for losses of inventories	80	-	-	-	-	-	-	-		80
- Amortization of goodwill	38	-	-	-	-	-	-	-		38
- Others	(1,194)	-	256	(53)	1	5	-	9	1,207	231
EBITDA	4,001	204	459	5	544	165	(17)	(351)	118	5,128
EBITDA % of total	78.0%	4.0%	9.0%	0.1%	10.6%	3.2%	(0.3%)	(6.8%)	2.3%	100.0%
EBITDA margin %	33.4%	36.2%	36.9%	25.0%	28.7%	13.6%	-	-	-	48.5%
Depreciation, amortization and depletion	(492)	(71)	(75)	(4)	(84)	(86)	-	(15)	-	(827)
Dividends received	-	-	(52)	-	-	(40)	(6)	-	-	(98)
EBIT	3,509	133	332	1	460	39	(23)	(366)	118	4,203
Income tax and social contribution	(45)	-	(5)	-	(65)	19	(1)	356	-	259
Net operating profit less taxes (b)	3,464	133	327	1	395	58	(24)	(10)	118	4,462
Capital employed (a)										
- Property, plant and equipment in operation	6,893	559	872	33	1,115	1,114	3	47		10,636
- Inventories	871	70	15	1	148	221	-	-		1,326
- Accounts receivable	3,627	54	119	12	119	130	7	1	(2,568)	1,501
- Payable to suppliers and contractors	(2,960)	(53)	(54)	(2)	(133)	(44)	(6)	(36)	2,454	(834)
- Salaries and social charges	(133)	(10)	(10)	(1)	(8)	(6)	-	(64)		(232)
	8,298	620	942	43	1,241	1,415	4	(52)	(114)	12,397
Return on capital employed - ROCE (b/a)	41.7%	21.5%	34.7%	2.3%	31.8%	4.1%	-	-	-	36.0%

The information related to year 2000 are as follows:

	2000								
				Holdings					
	Ferrous	Non-ferrous	Logistics	Pulp and Paper	Aluminum	Steel	Corporate Center	Eliminations	TOTAL
EBITDA	2,582	190	322	48	485	301	(278)	138	3,788
EBITDA % of total	68.2%	5.0%	8.5%	1.3%	12.8%	7.9%	(7.3%)	3.6%	100.0%
EBITDA margin %	32.4%	36.5%	25.4%	106.7%	26.3%	26.0%	-	-	43.1%
EBIT	2,296	125	262	(8)	399	191	(297)	138	3,106
Net Operating profit less income tax (b)	2,265	125	267	(21)	421	48	(148)	138	3,095
Capital employed	7,074	686	945	1,339	1,343	1,454	(10)	(37)	12,794
Capital employed in discontinued operations	-	-	-	(1,158)	-	-	-	-	(1,158)
Capital employed adjusted (a)	7,074	686	945	181	1,343	1,454	(10)	(37)	11,636
Return on capital employed - ROCE (b/a)	32.0%	18.2%	28.3%	(11.6%)	31.3%	3.3%	-	-	26.6%

9.28- Insurance

Considering the nature of its activities, the international standards applied to operation and maintenance of its installations, along with its risk-management policy that follows a security program developed expressly for the Company by specialized consultants, the Company maintains insurance from the main Brazilian and international insurance companies covering property and equipment risk, business interruption and civil liability.

Insurance coverage is obtained based on the sum of all items of the Company's property. On 12/31/01 the operational assets of the Company were valued at R$ 19 billion, and the values at risk for business interruption at R$ 5 billion.

9.29- Profit Sharing Plan

The employee profit sharing plan is linked to the results as measured by indicators such as ROCE (return on capital employed) and by the meeting of performance targets for each unit.

In 2001, the Company paid R$ 73 in profit sharing (R$ 66 in 2000), with R$ 31 referring to profit sharing for the year 2000, and constituted a provision to complement payment for the year ended 12/31/01, in the amount of R$ 44.

9.30- Concessions and Leases

(a) Railroads

The Company and some of its affiliated companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets destined to render these services.

The concessions periods are, by railroad:

Railroad	End of concession period
Vitória-Minas (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Centro-Atlântica (indirect)	August 2026
CFN (indirect)	December 2027
Ferroban (direct)	December 2027
MRS (indirect)	December 2026

The concession will expire in one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.

(*) In observance of Articles 27 and 28 of Law No. 9,074 of July 7, 1995, the granting authority (the federal government) granted the concessionaire full and irrevocable settlement, considering the payment of the price for disposal of the shares of the concessionaire obtained in the auction.

(b)   Hydroelectric Projects

Currently, CVRD acts as an agent in the Brazilian energy market at the same time it is developing projects for electricity generation and its ability to operate competitively in this market.

Below is a list of the projects underway and the pertinent details:

Project	Start-up of operations	% Participation
Igarapava	In operation	38
Porto Estrela	In operation	33
Aimorés	December 2003	51
Candonga	November 2003	50
Funil	December 2002	51
Capim Branco I e II	September 2004	48
Foz do Chapecó	July 2006	40
Santa Isabel	August 2006	44

(c)   Ports

CVRD owns specialized port terminals as listed below:

Terminal	Localization	End of concession period
Tubarão Complex	Vitória - ES	2018
Praia Mole Terminal	Vitória - ES	2020
Various Products Terminal	Vitória - ES	2018
Vila Velha Terminal	Vila Velha - ES	2023
Paul Pier	Vitória - ES	2004
Net Bulk Terminal	Vitória - ES	2018
Ponta da Madeira Maritime Terminal - Pier I	São Luís - MA	2018
Ponta da Madeira Maritime Terminal - Pier II	São Luís - MA	2010
Inácio Barbosa Maritime Terminal	Aracaju - SE	2004

9.31- Subsequent Events

Issue of Notes

On March 8, 2002, through its subsidiary Vale Overseas Limited, the Company completed the financial conditions for an operation to raise US$ 300 at 8.625% per annum, through issuance of Notes maturing on March 8, 2007, extendable to September 8, 2008.

9.32- Shareholding Interests (Organizational Chart at 12/31/01)

Companhia Vale do Rio Doce

Valepar	27.14%
Public	72.86%

Companies of the CVRD Group Holding in Total Stock (%)

Ferrous

Iron Ore and Pellets

ZAGAIA Participações — CVRD 100.00

Ferteco — ZAGAIA 100.00

Ferteco International — Ferteco 100.00

Baovale Mineração S.A. — CVRD 50.00; Baosteel 50.00

Belém-Adm e Part. Ltda. — CVRD 99.99; Docepar 0.01

*Minas da Serra Geral *** — CVRD 51.00; Kawasaki 24.50; Japanese Group 24.50

CAEMI — Amazon (Itaco) 16.82; Mitsui 43.37; Others 39.81

Samarco Mineração S.A. — CVRD 50.00; BHP Brasil 50.00

*Hispanobrás *** — CVRD 50.89; Aceralia CS 49.11

*Itabrasco *** — CVRD 50.90; Ilva 49.10

*Nibrasco *** — CVRD 51.00; Nippon Steel 25.39; Japanese Group 23.61

*Kobrasco *** — CVRD 50.00; POSCO 50.00

*Kobin *** — Kobrasco 100.00

*GIIC ** — ITACO 50.00; Gulf Invest. Co. 50.00

Manganese and Alloys

Urucum Mineração S.A. — CVRD 100.00

*RDME ** — ITACO 100.00

SIBRA — CVRD 98.16; Others 1.84

CPFL — SIBRA 93.59; Others 6.41

*Nova Era Silicon *** — CVRD 49.00; Mitsubishi 25.50; Kawasaki 22.50; Mizushima 3.00

Non Ferrous

Precious Metals. Base Metals and Industry Minerals

Docegeo — CVRD 99.998; Others 0.002

24 Empresas de Mineração — CVRD 100.00

PPSA — CVRD 75.50; Mitsubishi 18.88; IFC 5.62

PPSA Overseas — PPSA 100.00

*Salobo Metais *** — CVRD 50.00; Anglo-American 50.00

Mineração Sossego — Min. Andirá 49.85; Camelback (Itaco) 50.15

Logistics

Railroads and Ports

TVV - Terminal de Vila Velha S.A. — CVRD 99.887; Min.Tacumã 0.005; Employees 0.108

Ferrovia Centro Atlântica S.A. — Min.Tacumã 45.65; VALIA 9.99; KRJ 12.31; CARMO 9.99; CPP 1.03; CSN 11.95; Others 9.08

Companhia Ferroviária do Nordeste — CVRD 30.00; Taquari 30.00; CSN 30.00; Employees 10.00

Ferroban — Ferropasa 37.91; CVRD 18.74; Capmelissa 6.96; Dasaiev(LAIF) 6.96; Funcef 6.79; Previ 6.79; Others 15.85

CSN Aceros S.A. * — ITACO 62.50; CSN Panamá 37.50

Sepetiba Tecon — CSN Aceros S.A. 80.00; CSN 20.00

Shipping

Docenave — CVRD 100.00

*Navedoce ** — Docenave 100.00

*Seamar ** — Navedoce 100.00

Holdings

Bauxite. Alumina and Aluminum

Aluvale — CVRD 94.74; ITACO 5.26

*Albras *** — Aluvale 51.00; NAAC 49.00

*Valesul *** — Aluvale 54.51; Billiton 45.49

*Alunorte *** — Aluvale 45.58; Norsk Hydro 32.28; MRN 12.62; NAAC 4.49; CBA 3.62; JAIC 1.41

*Min. Rio do Norte *** — Aluvale 40.00; Billiton 14.80; Alcan 12.00; CBA 10.00; Alcoa 8.58; Reynolds 5.00; Norsk Hydro 5.00; Abalco 4.62

Min. Vera Cruz — Aluvale 36.00; Paraibuna 42.88; Fina Emp. Part. 21.12

Fertilizers

Fosfertil — CVRD 10.96; Fertifós 55.35; Others 33.69

Timber. Pulp & Paper

Florestas Rio Doce — CVRD 99.85; Others 0.15

Celmar — CVRD 85.00; Nissho Iwai 15.00

Steel

*CST *** — CVRD 22.85; Acesita/Usinor 37.29; Kawasaki 7.91; Others 31.95

*California Steel ** — Rio Doce Ltd. 50.00; Kawasaki 50.00

Usiminas — CVRD 11.46; Nippon Usiminas 9.45; Previ 8.02; CIU 4.95; Others 66.12

Siderar (*) — Itabira Rio Doce 4.85; Usiminas 5.32; Sidertubes S.A. 50.21; ISA (employees) 10.21; Others 29.41

e-Business

Valepontocom — CVRD 100.00

Solostrata S.A. — Valepontocom 100.00

Multistrata S.A. — Valepontocom 100.00

Infostrata S.A. — Valepontocom 100.00

Quadrem Int. Holdings LTD. — ITACO 9.00; Others 91.00

Energy

Consórcio Igarapava Usina Hidrelétrica — CVRD 38.15; Cia Mineira Metais 23.93; CSN 17.92; CEMIG 14.50; Min. Morro Velho 5.50

Consórcio Porto Estrela Usina Hidrelétrica — CVRD 33.33; CEMIG 33.33; Coteminas 33.33

Consórcio Aimorés Usina Hidrelétrica — CVRD 51.00; CEMIG 49.00

Consórcio Candonga Usina Hidrelétrica — CVRD 50.00; EPP 50.00

Consórcio Funil Usina Hidrelétrica — CVRD 51.00; CEMIG 49.00

Consórcio Capim Branco I e II - Usina Hidrelétrica — CVRD 46.00; CEMIG 20.00; Suzano 17.00; Votorantim 12.00; Camargo Corrêa 5.00

Consórcio Foz do Chapecó Usina Hidrelétrica — CVRD 40.00; Serra da Mesa S.A. 40.00; CEEE 20.00

Consórcio Santa Isabel Usina Hidrelétrica — CVRD 43.85; Billiton 20.60; Alcoa 20.00; Votorantin 10.00; C.Corrêa Cimentos 5.55

Others Abroad

*Rio Doce International ** — CVRD 100.00

*Rio Doce Asia ** — Rio Doce International 100.00

*Rio Doce Europa S.'a.r.l. ** — CVRD 99.80; Others 0.20

*Rio Doce International Finance ** — Rio Doce Europa 100.00

*Itabira Rio Doce Company Ltd.- ITACO ** — RDIF 100.00

*Rio Doce America ** — ITACO 100.00

*Rio Doce Ltd. ** — Rio Doce América 100.00

CVRD Overseas — ITACO 100.00

CVRD Finance — CVRD Overseas 100.00

CVRD Europe Trading Energy B.V. - CETE — CVRD 100.00

Brasilux — CVRD 100.00

*Rio Doce Comércio Internacional ApS ** — CVRD 100.00

*Itabira Internacional Serviços e Comércio ** — RDCI Aps 99.99; Others 0.01

Legend: Subsidiary; Affiliated; Other Participations; Consortium

* Companies with head offices abroad

** Holding linked to a Stockholders Agreement

10 STATEMENT OF INVESTMENTS IN SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES

Years ended December 31, 2001

In millions of reais

Accounting Information

	Participation (%)		Assets			Liabilities			Statement of income					
	Total	Voting	Current	Long-term	Permanent	Current	Long-term	Adjusted stockholders' equity	Net revenues	Cost of products and services	Operating income (expenses)	Non-operating result	Income tax and social contribution	Adjusted net income (loss)
Subsidiaries (a)														
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	-	-	670	-	-	670	-	-	-	-	-	-
Brasilux S.A.	100.00	100.00	52	54	-	91	-	15	195	(192)	(5)	-	-	(2)
CELMAR S.A. - Indústria de Celulose e Papel	85.00	85.00	10	-	66	146	-	(70)	-	-	(135)	-	-	(135)
Companhia Paulista Ferro-Ligas - CPFL	93.59	99.88	72	68	76	62	25	129	171	(118)	(29)	(2)	1	23
CVRD Overseas Ltd.	100.00	100.00	334	696	-	161	696	173	863	(771)	10	-	-	102
Docepar S.A.	100.00	100.00	4	47	-	67	21	(37)	-	-	20	-	-	20
Ferteco Mineração S.A. (c)	100.00	100.00	328	88	1,573	321	264	1,404	538	(372)	(234)	-	8	(60)
Florestas Rio Doce S.A.	99.85	100.00	67	30	-	2	4	91	19	(17)	7	1	-	10
Itabira Internacional Serviços e Comércio Lda.	99.99	99.99	759	-	-	-	-	759	-	-	87	-	-	87
Itabira Rio Doce Company Limited - ITACO	99.99	99.99	2,055	167	1,770	703	819	2,470	3,288	(2,998)	(5)	1,220	-	1,505
Mineração Tacumã Ltda.	100.00	100.00	1	123	84	27	190	(9)	-	-	(272)	-	26	(246)
Navegação Vale do Rio Doce S.A. - DOCENAVE	100.00	100.00	216	119	256	89	151	351	531	(484)	26	(87)	(30)	(44)
Pará Pigmentos S.A.	75.50	80.00	61	-	196	163	94	-	78	(33)	(122)	-	-	(77)
Rio Doce América Inc.	100.00	100.00	50	256	268	80	27	467	208	(200)	6	-	(7)	7
Rio Doce Europa Serviços e Comércio - RDE	99.80	99.80	87	-	2,164	29	-	2,222	-	-	1,486	-	-	1,486
Rio Doce International Finance Ltd.	99.80	99.80	1,863	1,487	2,471	2,232	1,425	2,164	142	(72)	1,419	-	-	1,489
Rio Doce Manganèse Europe - RDME	100.00	100.00	149	-	55	118	4	82	214	(197)	3	-	-	20
SIBRA - Eletrosiderúrgica Brasileira S.A.	98.16	99.96	227	61	253	200	131	210	387	(242)	(63)	(9)	(4)	69
Urucum Mineração S.A.	100.00	100.00	31	4	39	12	18	44	43	(23)	(12)	3	(4)	7
Vale do Rio Doce Alumínio S.A. - ALUVALE	94.74	100.00	143	7	719	34	8	827	2	-	144	-	-	146
Others	-	-	51	53	294	109	21	268	113	(100)	(13)	-	(2)	(2)
Jointly controlled companies (a)														
ALBRAS - Alumínio Brasileiro S.A.	51.00	51.00	368	299	1,135	507	1,072	223	1,094	(646)	(329)	(1)	(86)	32
ALUNORTE - Alumina do Norte do Brasil S.A.	45.58	50.31	371	142	1,236	220	1,003	526	687	(498)	(227)	-	(12)	(50)
Caemi Mineração e Metalurgia S.A.(b)	16.82	50.00	924	165	1,526	713	991	911	-	-	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	478	9	647	102	520	512	1,486	(1,422)	(95)	-	8	(23)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	88	40	220	270	64	14	307	(238)	(107)	-	-	(38)
Companhia Ferroviária do Nordeste S.A.	30.00	30.00	6	7	31	37	118	(111)	19	(31)	(99)	-	-	(111)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	50.89	51.00	102	26	35	61	22	80	269	(223)	-	(8)	(13)	25
Companhia Italo-Brasileira de Pelotização - ITABRASCO	50.90	51.00	94	32	15	59	24	58	246	(203)	(4)	(2)	(9)	28
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.00	51.11	76	34	64	65	26	83	486	(423)	(63)	-	(14)	(14)
Companhia Siderúrgica de Tubarão - CST	22.85	20.51	850	459	4,541	1,086	1,907	2,857	1,978	(1,555)	(404)	(21)	64	62
Ferrovia Centro - Atlântica S.A.	45.65	20.00	90	261	382	115	832	(214)	248	(239)	(227)	4	-	(214)
Gulf Industrial Investment Co.-GIIC	50.00	50.00	199	-	97	120	-	176	295	(258)	(7)	-	-	30
Minas da Serra Geral S.A. - MSG	51.00	51.00	28	8	34	8	11	51	40	(24)	(4)	-	-	12
Mineração Rio do Norte S.A.	40.00	40.00	117	7	738	121	136	605	504	(222)	(15)	-	(23)	244
Nova Era Silicon S.A.	49.00	49.00	17	-	39	20	10	26	58	(37)	(14)	-	(1)	6
Salobo Metais Ltda.	50.00	50.00	-	-	427	-	332	95	-	-	-	-	-	-
Samarco Mineração S.A.	50.00	50.00	366	32	865	475	336	452	764	(353)	(258)	(20)	(27)	106
Valesul Alumínio S.A.	54.51	54.51	117	15	143	29	21	225	303	(214)	(30)	(2)	(14)	43
Others	-	-	43	41	339	14	154	255	11	(8)	(12)	-	(1)	(10)

(a) The balances above represents the amounts presented in the financial statements of those companies on December 31, 2001 and not only the part included in the consolidated financial statements of company;
(b) The financial statements of Caemi are consolidated and include R$ 189 of minority interests;
(c) The informed result is related to the year 2001. The company's interest was acquired in April, 2001.

ATTACHMENT II

11.1 - Aluminum Area (adjusted)

In millions

Data		ALBRAS		ALUNORTE		ALUVALE		MRN		VALESUL	
		2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Quantity sold - external market	MT (thousand)	317	351	819	795	-	-	3,413	3,991	23	30
Quantity sold - internal market	MT (thousand)	15	15	721	801	16	3	7,539	7,251	53	56
Quantity sold - total	MT (thousand)	332	366	1,540	1,596	16	3	10,952	11,242	76	86
Average sales price - external market	US$	1,426.64	1,508.21	179.47	198.04	-	-	22.27	22.48	1,590.39	1,638.44
Average sales price - internal market	US$	1,477.68	1,513.79	192.36	195.21	1,843.43	2,285.67	20.36	20.30	1,662.01	2,070.21
Average sales price - total	US$	1,428.99	1,508.42	185.51	196.63	1,843.43	2,285.67	20.95	21.18	1,913.54	1,912.41
Long-term indebtedness, gross	US$	450	536	425	451	-	-	22	1	2	3
Short-term indebtedness, gross	US$	183	193	46	40	-	-	1	1	1	26
Total indebtedness, gross	US$	633	729	471	491	-	-	23	2	3	29
Long-term indebtedness, net	US$	450	536	425	437	-	-	-	-	2	3
Short-term indebtedness, net	US$	141	160	-	-	-	-	-	-	2	26
Total indebtedness, net	US$	591	696	425	437	-	-	-	-	4	29
Stockholders' equity	R$	223	191	526	430	827	716	605	542	225	182
Net operating revenues	R$	1,095	1,007	687	590	2	18	504	399	303	271
Cost of products	R$	(646)	(584)	(498)	(415)	-	(12)	(222)	(200)	(214)	(199)
Other expenses/revenues	R$	(79)	(64)	(23)	(51)	11	1	(9)	(10)	(21)	(13)
Depreciation, amortization and depletion	R$	68	68	51	51	-	-	45	45	14	73
EBITDA	R$	438	427	217	175	13	7	318	234	82	132
Depreciation, amortization and depletion	R$	(68)	(68)	(51)	(51)	-	-	(45)	(45)	(14)	(73)
EBIT	R$	370	359	166	124	13	7	273	189	68	59
Gain on investments accounted for by the equity method	R$	-	-	-	-	116	258	(1)	2	-	-
Non-operating result	R$	22	(2)	-	-	-	-	-	18	(2)	-
Net financial result	R$	(263)	(174)	(204)	(139)	16	43	(8)	7	(9)	(3)
Income before income tax and social contribution	R$	129	183	(38)	(15)	145	308	264	216	57	56
Income tax and social contribution	R$	(97)	61	(11)	39	1	(9)	(20)	(30)	(14)	(15)
Net income	R$	32	244	(49)	24	146	299	244	186	43	41
Property, plant and equipment in operation	R$	959	974	887	918	-	-	425	394	94	103
Inventories	R$	103	103	104	73	-	-	19	21	75	60
Accounts receivable	R$	38	46	77	69	-	-	83	41	29	50
Payable to suppliers and contractors	R$	(67)	(97)	(106)	(70)	-	-	(42)	(10)	(19)	(13)
Salaries and social charges	R$	(7)	(8)	(3)	(3)	-	-	(6)	(3)	(3)	(2)
Capital employed	R$	1,026	1,018	959	987	-	-	479	443	176	198
ROCE after taxes		26.6%	41.3%	16.2%	16.5%	-	-	52.8%	35.9%	30.7%	22.2%
ROE		14.3%	127.7%	(9.3%)	5.6%	17.7%	41.8%	40.3%	34.3%	19.1%	22.5%

11.2 - Pelletizing Affiliates (adjusted)

In millions

Data		HISPANOBRÁS		ITABRASCO		KOBRASCO		NIBRASCO		SAMARCO	
		2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Quantity sold - external market	MT (thousand)	1,218	1,443	2,247	2,804	2,135	3,682	2,311	2,398	11,201	14,622
Quantity sold - internal market - CVRD	MT (thousand)	2,390	2,490	1,040	682	2,049	733	4,541	6,197	-	-
Quantity sold - internal market - Others	MT (thousand)	-	-	-	-	-	-	141	169	-	-
Quantity sold - total	MT (thousand)	3,608	3,933	3,287	3,486	4,184	4,415	6,993	8,764	11,201	14,622
Average sales price - external market	US$	31.44	30.63	31.63	30.99	30.56	29.92	30.20	29.52	29.70	29.40
Average sales price - internal market	US$	31.41	30.53	31.93	31.34	31.32	30.78	29.70	30.36	-	-
Average sales price - total	US$	31.42	30.56	31.72	30.98	30.93	30.05	29.80	30.13	29.70	29.40
Long-term indebtedness, gross	US$	-	-	-	-	129	126	4	6	110	146
Short-term indebtedness, gross	US$	-	-	-	-	-	1	2	2	171	170
Total indebtedness, gross	US$	-	-	-	-	129	127	6	8	281	316
Long-term indebtedness, net	US$	-	-	-	-	129	122	7	-	110	146
Short-term indebtedness, net	US$	-	-	-	-	-	-	-	-	167	170
Total indebtedness, net	US$	-	-	-	-	129	122	7	-	277	316
Stockholders' equity	R$	80	68	58	45	14	51	83	119	452	464
Net operating revenues	R$	269	224	246	198	307	241	483	478	764	756
Cost of products	R$	(223)	(186)	(203)	(171)	(238)	(189)	(423)	(404)	(353)	(403)
Other expenses/revenues	R$	(2)	(2)	(5)	(3)	(3)	(2)	(7)	(31)	(67)	(71)
Depreciation, amortization and depletion	R$	10	9	1	2	9	9	16	17	26	37
EBITDA →	R$	54	45	39	26	75	59	69	60	370	319
Depreciation, amortization and depletion	R$	(10)	(9)	(1)	(2)	(9)	(9)	(16)	(17)	(26)	(37)
EBIT →	R$	44	36	38	24	66	50	53	43	344	282
Other expenses - non cash	R$	-	-	-	-	(38)	-	(45)	-	(32)	(81)
Gain on investments accounted for by the equity method	R$	-	-	-	-	1	2	-	-	(2)	(14)
Non-operating result	R$	(10)	(7)	(2)	(5)	-	-	-	-	(20)	2
Net financial result	R$	2	4	1	4	(67)	(44)	(7)	5	(157)	(168)
Income before income tax and social contribution	R$	36	33	37	23	(38)	8	1	48	133	21
Income tax and social contribution	R$	(11)	(12)	(9)	(9)	-	(2)	(15)	(14)	(27)	(10)
Net income	R$	25	21	28	14	(38)	6	(14)	34	106	11
Property, plant and equipment in operation	R$	29	36	10	8	211	217	47	60	832	831
Inventories	R$	21	13	14	9	17	13	54	18	91	60
Accounts receivable	R$	74	54	56	41	37	19	13	49	166	185
Payable to suppliers and contractors	R$	(49)	(37)	(45)	(29)	(31)	(29)	(55)	(60)	(14)	(23)
Salaries and social charges	R$	-	-	-	-	-	-	-	-	(10)	(17)
Capital employed →	R$	75	66	35	29	234	220	59	67	1,065	1,036
ROCE after taxes		44.0%	36.4%	82.9%	51.7%	28.2%	21.8%	64.4%	43.3%	29.8%	26.3%
ROE		31.3%	30.9%	48.3%	31.1%	(271.4%)	11.8%	(16.9%)	28.6%	23.5%	2.4%

12- Opinion of Independent Accountants

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)

March 22, 2002

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce

1 We have audited the balance sheets of Companhia Vale do Rio Doce as of December 31, 2001 and 2000 and the corresponding statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended, and the consolidated balance sheets of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2001 and 2000 and the corresponding consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of certain subsidiaries, jointly-controlled companies and affiliates mentioned in Note 9.10, accounted for by the equity method, were carried out by other independent accountants and our opinion in regard to these investments, amounting to R$ 2,505 million (2000 - R$ 2,956 million) and the earnings therefrom of R$ 316 million (2000 - earnings of R$ 482 million), is based exclusively on the reports of these independent accountants.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based upon our audits and on the opinions of the other independent accountants, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2001 and 2000 and the results of its operations, the changes in its stockholders' equity and the changes in its financial position, as well as the consolidated results of operations and the changes in consolidated financial position, for the years then ended, in conformity with the accounting principles prescribed by Brazilian Corporate Law.

4 Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows and of value added of Companhia Vale do Rio Doce and its subsidiaries and jointly - controlled companies and the labor and social indicators of Companhia Vale do Rio Doce are presented for purposes of additional information, and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers
Independent Accountants
CRC-SP-160-S-RJ

Douglas H. Woods
Partner
Accountant CRC-SP-101.652/O-0-S-RJ

13- MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTORS

BOARD OF DIRECTORS

Luiz Tarquínio Sardinha Ferro
Chairman

Erik Persson

Fábio de Oliveira Barbosa

Francisco Valadares Póvoa

João Moisés Oliveira

José Marques de Lima

Octávio Lopes Castello Branco Neto

Renato da Cruz Gomes

Romeu do Nascimento Teixeira

AUDIT COMMITTEE

Cláudia Torres Teixeira

Eliseu Martins

Luiz Carlos Angelotti

Marcos Fábio Coutinho

Ronaldo Camillo

CHIEF EXECUTIVE OFFICER

Roger Agnelli

Director of Legal Affairs

Paulo Francisco de Almeida Lopes

Executive Director of Control and Planning and Acting Executive Director of Finance

Gabriel Stoliar

Otto de Souza Marques Junior
Director of Control

Tito Botelho Martins Junior
Director of Finance

Executive Director of Human Resources and Corporate Services

Carla Grasso

Executive Director of the Iron Ore Area

Armando de Oliveira Santos Neto

Eduardo Marcos de Barros Faria
Director of Commercialization

Jayme Nicolato Corrêa
Director of Iron Ore for the Northern System

Joaquim Martino Ferreira
Director of Pelletization and Metallurgy

José Francisco Martins Viveiros
Director of Iron Ore for the Southern System

Marconi Tarbes Vianna
Director of Manganese and Alloys

Executive Director of Logistics Area

Guilherme Rodolfo Laager

Elias David Nigri
Director of Development and Shareholdings

Executive Director of the Shareholdings Area and Businesses Development and Acting Executive Director of Non-Ferrous Area

Antonio Miguel Marques

Antônio Carlos Varela
Director of Pulp and Paper

Dalton Nosé
Director of Development

Edward Dias da Silva
Director of Energy

Hélcio Roberto Martins Guerra
Director of Precious Metals

Paulo Eduardo Libânio
Director of Basic Metals and Industrial Minerals

Eduardo de Carvalho Duarte	Otto de Souza Marques Junior
Chief Accountant	Director of Control
CRC-RJ 57439	

4

Opinion of the Audit Committee

OPINION OF THE AUDIT COMMITTEE ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF COMPANHIA VALE DO RIO DOCE AT DECEMBER 31, 2001

The Audit Committee of Companhia Vale do Rio Doce, in the exercise of its statutory and legal duties, after examining the Company's Annual Report, Balance Sheet, Statement of Operations, Statement of Changes in Stockholders' Equity, Statement of Changes in Financial Position and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2001, and based on the opinion of the independent accountants, is of the opinion that the referred documents, examined in light of applicable corporate legislation, which does not require information to be stated in currency of constant purchasing power, should be approved by the Annual General Stockholders' Meeting.

Rio de Janeiro, March 27, 2002

Antônio José da Barbara

Cláudia Torres Teixeira

Eliseu Martins

Marcos Fábio Coutinho

Ronaldo Camillo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE

By: /s/ Roberto Castello Branco
Name: Roberto Castello Branco
Title: Head of Investor Relations

Dated: April 17, 2002